3-26-02

1-10691

02026541

MAR 2 6 2002

080

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated March 26, 2002

Diageo plc
(Exact name of registrant as specified in its charter)

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __✓__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __✓__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-14100) OF DIAGEO PLC, DIAGEO INVESTMENT CORPORATION AND DIAGEO CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Distribution Agreement, dated March 26, 2002, relating to the issuance and sale by Diageo Capital plc and Diageo Investment Corporation of Medium-Term Notes due 18 Months to 30 Years from Date of Issue guaranteed as to the payment of principal, premium (if any) and interest by Diageo plc, incorporated by reference as an exhibit to Registration Statement on Form F-3 (File No. 333-14100).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date March 26. 2002 By ....

Name: S Bunn
Title: Deputy Secretary

DIAGEO CAPITAL PLC
DIAGEO INVESTMENT CORPORATION

Up to U.S. $2,000,000,000
MEDIUM-TERM NOTES
Guaranteed as to Payment of Principal,
Premium (if any) and Interest by
DIAGEO PLC

DISTRIBUTION AGREEMENT

March 26, 2002

Morgan Stanley & Co. Incorporated
("Morgan Stanley")
1585 Broadway
New York, New York 10036

Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
4 World Financial Center, Floor 15
New York, New York 10080

J.P. Morgan Securities Inc.
270 Park Avenue
New York, New York 10017

Salomon Smith Barney Inc.
390 Greenwich Street
New York, New York 10013

Ladies and Gentlemen:

Diageo Capital plc, a public limited company incorporated under the laws of Scotland (the "Scottish Issuer"), Diageo Investment Corporation, a Delaware corporation (the "U.S. Issuer") (each an "Issuer" and together the "Issuers"), propose severally to issue and sell from time to time their Medium-Term Notes,

Due 18 Months to 30 Years From Date of Issue (the "Securities"), at an aggregate initial offering price up to U.S.$2,000,000,000 (or the equivalent thereof at the time of original issuance in one or more foreign currencies or composite currencies), and each of them agrees with each of you (individually, an "Agent", and collectively, the "Agents") as set forth in this Agreement. With respect to Securities issued by the U.S. Issuer, the Securities are to be issued pursuant to the provisions of an indenture, dated as of June 1, 1999 (the "U.S. Indenture"), among the U.S. Issuer, Diageo plc, as Guarantor (the "Guarantor"), and Citibank, N.A., as Trustee (the "Trustee"). With respect to Securities issued by the Scottish Issuer, the Securities are to be issued pursuant to the provisions of an indenture, dated as of August 3, 1998 (the "Scottish Indenture", and together with the U.S. Indenture, the "Indentures"), among the Scottish Issuer, the Guarantor and the Trustee. The Securities are to be unconditionally guaranteed (the "Guarantees") as to payment of principal and interest by the Guarantor. Because the Securities are limited in aggregate initial offering price to U.S.$2,000,000,000 (or the equivalent thereof at the time of original issuance in one or more foreign currencies or composite currencies), an issuance of the Securities by one of the Issuers will correspondingly reduce the amount of Securities available to be issued by the other Issuer.

Subject to the terms and conditions stated herein and to the reservation by each of the Issuers and the Guarantor of the right to sell Securities directly on their own behalf, each of the Issuers hereby (i) appoints each Agent as an agent of such Issuer for the purpose of soliciting and receiving offers to purchase Securities from such Issuer pursuant to Section II(a) hereof and (ii) agrees that, except as otherwise contemplated herein, whenever it determines to sell Securities directly to any Agent as principal, it will enter into a separate agreement (each a "Terms Agreement"), which may be oral and confirmed in writing or which may be substantially in the form of Annex I hereto, relating to such sale in accordance with Section II(b) hereof.

The Issuers and the Guarantor have filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form F-3 (Registration No. 333-14100) including a prospectus relating to the Securities to be issued severally from time to time by the Issuers. The applicable Issuer also has filed with, or proposes to file with, the Commission pursuant to Rule 424 under the Securities Act of 1933, as amended (the "Securities Act"), a Prospectus Supplement specifically relating to the Securities (the "Prospectus Supplement"). Upon request, but not without the agreement of each applicable Agent, the applicable Issuer may also file a Rule 462(b) Registration Statement in accordance with Rule 462(b) under the Securities Act. The registration statement as amended to the Commencement Date (as hereinafter defined) and any Rule 462(b) Registration Statement that becomes effective thereafter is hereinafter referred to as the "Registration Statement" and the related prospectus covering the Securities in the form first used to confirm sales of the Securities is hereinafter referred to as the "Basic Prospectus". The Basic Prospectus as supplemented by the Prospectus Supplement specifically relating to the Securities in the form first used to confirm sales of the Securities is hereinafter referred to as the "Prospectus". Any reference in this Agreement to the Registration Statement, the Basic Prospectus, any preliminary form of Prospectus (including the Basic Prospectus, a "preliminary prospectus") previously filed with the Commission pursuant to Rule 424 or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Securities Act which were filed under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (collectively, the "Exchange Act") on or before the date of this Agreement or the date of the Basic Prospectus, any preliminary prospectus or the Prospectus, as the case may be; and any reference to "amend", "amendment" or "supplement" with respect to the Registration Statement, the Basic Prospectus, any preliminary prospectus or the Prospectus shall be deemed to refer to and include any documents filed under the Exchange Act after the date of this Agreement, or the date of the Basic Prospectus, any preliminary prospectus or the Prospectus, as the case may be, which are deemed to be incorporated by reference therein. Any reference to "Rule 462(b) Registration Statement" shall be deemed to refer to a registration statement and any amendments thereto filed pursuant to Rule 462(b) relating to the offering covered by the initial Registration Statement. The obligations of the Issuers under this Agreement shall be several and not joint.

I.

The applicable Issuer (as to itself) and the Guarantor (as to each Issuer and to itself) represents and warrants to each of the Agents that:

(a) The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or threatened by the Commission.

(b) (i) The Registration Statement, when it became effective, did not contain, and, as amended or supplemented, if applicable, did not or will not, as the case may be, contain at the time of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement and the

Prospectus comply and, as amended or supplemented, if applicable, will comply, as the case may be, in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iii) the Prospectus does not or will not, as the case may be, as of the date of the Prospectus and as at the Closing Date, contain and, as amended or supplemented, if applicable, at the time of such amendment or supplement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph I(b) do not apply (A) to statements or omissions in the Registration Statement or the Prospectus, as amended or supplemented, if applicable, based upon information concerning any Agent furnished to the Issuers or the Guarantor in writing by such Agent expressly for use therein or (B) to the Statement of Eligibility and Qualification of the Trustee on Form T-1 and (iv) each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Prospectus complied or will comply when so filed in all material respects with the Exchange Act.

(c) Each preliminary prospectus filed as part of the Registration Statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the Securities Act, complied when so filed in all material respects with the Securities Act and the rules and regulations of the Commission thereunder.

(d) Each Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended, and has been duly authorized, executed and delivered by the applicable Issuer and duly authorized, executed and delivered by the Guarantor and is a valid and legally binding agreement of such Issuer and the Guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

(e) There has not been any material adverse identifiable change, or any development involving a prospective material adverse identifiable change in the condition, financial or otherwise, or in the earnings, business or operations of the Guarantor and its subsidiaries, taken as a whole, from that set forth in the Prospectus.

(f) The financial statements, and the related notes thereto, included in the Registration Statement and the Prospectus present fairly the consolidated financial position of the Guarantor, and its consolidated subsidiaries as of the dates indicated and the results of its operations and the changes in its consolidated cash flows for the periods specified; said financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis; the supporting schedules included in the Registration Statement present fairly the information required to be stated therein; and, if applicable, the pro forma financial information, and the related notes thereto, included in the Registration Statement and the Prospectus has been prepared in accordance with the applicable requirements of the Securities Act and is based upon good faith estimates and assumptions believed by the Guarantor to be reasonable.

(g) The execution and delivery by the Guarantor of, and the performance by the Guarantor of its obligations under, this Agreement, any applicable Terms Agreement, the Guarantees and the Indentures will not contravene any provision of the Memorandum and Articles of Association of the Guarantor or any agreement or other instrument binding upon the Guarantor or any of its subsidiaries, in each case, that is material to the Guarantor and its subsidiaries, taken as a whole, or any material judgment, order or decree of any governmental body, agency or court having jurisdiction over the Guarantor or any such subsidiary.

II.

(a) On the basis of the representations and warranties of each of the Issuers and the Guarantor, and subject to the terms and conditions herein set forth, each of the Agents hereby severally and not jointly agrees, as agent of each of the Issuers and the Guarantor, to use its reasonable best efforts to solicit and receive offers to purchase the Securities from the Issuers upon the terms and conditions set forth in the Prospectus as amended or supplemented from time to time. Each of the Issuers and the Guarantor reserve the right (i) to accept offers to purchase Securities, to solicit offers to purchase Securities and to sell Securities to or through one or more agents other than the Agents or to agree with another agent that such agent shall become an Agent hereunder, in each case, without obtaining the consent of the Agents, *provided*, *however*, that the Guarantor will notify the Agents promptly following the issuance and sale of any Security issued and sold in respect of any offer so accepted and (ii) to sell, and may solicit and accept offers to purchase, Securities directly on their own behalf, and, in the case of any such sale not resulting from a solicitation made by any Agent, no commission will be payable with respect to such sale.

If any other agent is to be named as an Agent under this Agreement, such agent and the Issuers and the Guarantor will execute an agreement substantially in the form of Annex III hereto, whereupon such agent shall become a party to this Agreement and shall be subject to the same obligations and receive the same benefits as an Agent would be subject to or would receive hereunder. If any other agent is to be appointed as Agent by the applicable Issuer and the Guarantor solely in connection with a particular issue of Securities, such agent and the applicable Issuer and the Guarantor will execute an agreement substantially in the form of Annex IV hereto.

Procedural details relating to the issue and delivery of Securities, the solicitation of offers to purchase Securities and the payment in each case therefor shall be as set forth in the Administrative Procedures, attached hereto as Annex II, as they may be amended from time to time by written agreement between the Agents, the Issuers and the Guarantor (the "Procedures"). The provisions of the Procedures shall apply to all transactions contemplated hereunder other than those made pursuant to a Terms Agreement. Each Agent and each of the Issuers and the Guarantor agree to perform the respective duties and obligations specifically provided to be performed by each of them in the Procedures. The Issuers and the Guarantor will furnish to the Trustee a copy of the Procedures as from time to time in effect.

Each of the Issuers as to itself reserves the right, in its sole discretion, to instruct the Agents to suspend at any time, for any period of time or permanently, the solicitation of offers to purchase the Securities from such Issuer. As soon as practicable after receipt of notice from any of the Issuers, the Agents will suspend solicitation of offers to purchase Securities from such Issuer until such time as such Issuer has advised the Agents that such solicitation may be resumed. While such solicitation is suspended, such Issuer shall not be required to deliver any certificates, opinions or letters in accordance with Sections V(i), V(j) and V(k); *provided, however*, that if the Registration Statement or Prospectus is amended or supplemented during the period of suspension (other than by an amendment or supplement providing solely for a change in the interest rates, redemption provisions, amortization schedules or maturities offered on the Securities or for a change the Agents deem to be immaterial), no Agent shall be required to resume soliciting offers to purchase Securities until such Issuer has delivered such certificates, opinions and letters as such Agent may reasonably request.

Unless otherwise agreed by the applicable Issuer and the applicable Agent at the time of any sale of a Security by such Issuer through such Agent, each Issuer agrees to pay each Agent a commission (or grant an equivalent discount) at the time of settlement of any sale of a Security by such Issuer as a result of a solicitation made by such Agent, in an amount equal to the following applicable percentage of the principal amount (or, in the case of zero coupon or deep discount Securities, the following applicable percentage of the aggregate offering price) of such Security sold:

Range of Maturities	**Commission (percentage of aggregate amount of Securities sold)**
From 18 months to less than 2 years	0.200%
From 2 years to less than 3 years	0.250%
From 3 years to less than 4 years	0.350%
From 4 years to less than 5 years	0.450%
From 5 years to less than 6 years	0.500%
From 6 years to less than 7 years	0.550%
From 7 years to less than 10 years	0.600%
From 10 years to less than 15 years	0.625%
From 15 years to less than 20 years	0.700%
From 20 years to and including 30 years	0.750%

Each Agent shall communicate to the applicable Issuer, orally or in writing, each offer to purchase Securities received by such Agent as agent that in its judgment should be considered by such Issuer. Such Issuer shall have the sole right to accept offers to purchase Securities and may reject any offer in whole or in part. Each Agent shall have the right to reject any offer to purchase Securities that it considers to be unacceptable, and any such rejection shall not be deemed a breach of its agreements contained herein.

(b) Each sale of Securities to any Agent as principal shall be made in accordance with the terms of this Agreement and (unless the applicable Issuer, the Guarantor and such Agent shall otherwise agree) a Terms Agreement which will provide for the sale of such Securities to, and the purchase thereof by, such Agent. A Terms Agreement may also specify certain provisions relating to the reoffering of such Securities by such Agent. The commitment of any Agent to purchase Securities as principal, whether pursuant to any Terms Agreement or otherwise, shall be deemed to have been made on the basis of the representations and warranties of the applicable Issuer and the Guarantor herein contained and shall be subject to the terms and conditions herein set forth. Each Terms Agreement shall specify the principal amount of Securities to be purchased by any Agent pursuant thereto, the price to be paid to the applicable Issuer for such Securities, any provisions relating to rights of, and default by, underwriters acting together with such Agent in the reoffering of the Securities and the time and date and place of delivery of and payment for such Securities. Such Terms Agreement shall also specify requirements, if any, for opinions of counsel, accountants' letters and officers' certificates pursuant to Section VI hereof.

For each sale of Securities to an Agent as principal that is not made pursuant to a Terms Agreement, the procedural details relating to the issue and delivery of such Securities and payment therefor shall be as set forth in the Procedures. For each such sale of Securities to an Agent as principal as to which no other commission is agreed, the applicable Issuer agrees to pay such Agent a commission (or grant an equivalent discount) as provided in Section II(a) hereof and in accordance with the schedule set forth therein. Securities may also be sold by any Agent to or through dealers who may resell to investors. The Agents may pay all or part of their discount or commission to such dealers.

Each time and date of delivery of and payment for Securities to be purchased by an Agent as principal, whether set forth in a Terms Agreement or in accordance with the Procedures, is referred to herein as a "Time of Delivery".

(c) Each Issuer and the Guarantor acknowledge that the obligations of the Agents under this Agreement are several and not joint.

(d) The documents required to be delivered pursuant to Section VI hereof on the Commencement Date (as defined below) shall be delivered to the Agents at the offices of Sullivan & Cromwell, St. Olave's House, 9a Ironmonger Lane, London EC2V 8EY at 9:00 a.m., New York City time, on the date of this Agreement, which date and time of such delivery may be postponed by agreement among the Agents, the Issuers and the Guarantor but in no event shall be later than the day prior to the date on which solicitation of offers to purchase Securities is commenced or on which any Terms Agreement is executed (such time and date being referred to herein as the "Commencement Date").

III.

Each Agent agrees, with respect to any Security denominated in a currency other than U.S. dollars, as agent, directly or indirectly, not to solicit offers to purchase, and as principal under any Terms Agreement or otherwise, directly or indirectly, not to offer, sell or deliver, such Security except as permitted by applicable law of the country issuing such currency.

IV.

(a) Each Agent severally represents and agrees that (i) it has not offered or sold and, prior to the expiry of the period of six months from the date of issue of the Securities, will not offer or sell any such Securities to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the "FSMA") with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom and (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue and sale of such Securities in circumstances in which Section 21(1) of the FSMA does not apply to the applicable Issuer or the Guarantor.

(b) Other than as provided below, each Agent severally represents and agrees that in relation to Securities issued by the Scottish Issuer, it will only solicit sales of, and communicate to the Scottish Issuer offers to purchase, Securities with (i) minimum denominations of $1,000 or more and (ii) principal amount of $5,000,000 or more. If an Agent solicits sales of, and communicates to the Scottish Issuer, Securities that do not meet the above criteria, such Agent severally represents and agrees that the Securities will otherwise meet the applicable requirements of The New York Stock Exchange, Inc. necessary to list the Securities.

V.

Each of the Issuers (as to itself) and the Guarantor (as to each of the Issuers and to itself) covenant and agree with each Agent:

(a) (i) To make no amendment or supplement to the Registration Statement or the Prospectus (A) prior to the Commencement Date which shall be reasonably disapproved by any Agent promptly after reasonable notice thereof or (B) after the date of any Terms Agreement or other agreement by an Agent to purchase Securities as principal and prior to the related Time of Delivery which shall be reasonably disapproved by any

Agent party to such Terms Agreement or so purchasing as principal promptly after reasonable notice thereof; (ii) to prepare, with respect to any Securities to be sold through or to such Agent pursuant to this Agreement, a Pricing Supplement containing Sale Information (as defined in Annex II hereto) with respect to such Securities in a form previously approved by such Agent and to file such Pricing Supplement pursuant to Rule 424(b) under the Act not later than the close of business of the Commission on the fifth business day after the date on which such Pricing Supplement is first used; (iii) to make no amendment or supplement to the Registration Statement or Prospectus other than any Pricing Supplement containing only Sale Information with respect to the relevant Securities, at any time prior to having afforded each Agent a reasonable opportunity to review and comment thereon; *provided, however,* that the requirements in clauses (i) and (iii) of this Section V(a) shall not apply with respect to an amendment or supplement which relates to Securities sold through or to agents other than the Agents and contains no new information other than the terms of such Securities and the plan of distribution thereof; (iv) to maintain without amendment the Guarantee for so long as there are any Securities outstanding; (v) to file promptly all reports or information statements required to be filed by such Issuer or the Guarantor with the Commission pursuant to Section 13(a), 13(c), or 15(d) of the Exchange Act for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities, and during such same period to advise such Agent, promptly after any Issuer or the Guarantor receives notice thereof, of the time when any amendment to the Registration Statement has been filed or has become effective or any supplement to the Prospectus or any amended Prospectus (other than any Pricing Supplement that relates to Securities not purchased through or by such Agent) has been filed with the Commission, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amendment or supplement of the Registration Statement or Prospectus or for additional information; and (vi) in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any such prospectus or suspending any such qualification, to use promptly its best efforts to obtain its withdrawal.

(b) Promptly from time to time to take such action as such Agent reasonably may request to qualify the Securities for offering and sale under the securities laws of such jurisdictions as such Agent may request and to comply with such laws so as to permit the continuance of sales and dealings therein for as long as may be necessary to complete the distribution or sale of the Securities, *provided, however,* that in connection therewith none of the Issuers nor the Guarantor shall be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction.

(c) To furnish such Agent with a copy of the Registration Statement and each amendment thereto, with a copy of the Prospectus and each amendment or supplement thereto, and additional copies of the Prospectus as each time amended or supplemented, other than any Pricing Supplement (except as provided in the Procedures), in the form in which it is filed with the Commission pursuant to Rule 424 under the Act, and with copies of the documents incorporated by reference therein, all in such quantities as such Agent may reasonably request from time to time; and if at any time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act, the Exchange Act or the Trust Indenture Act, to notify such Agent promptly by telephone (with confirmation in writing) and request such Agent, in its capacity as agent of the Issuers and the Guarantor, to suspend solicitation of offers to purchase Securities from the Issuers (and, if so notified such Agent shall cease such solicitations as soon as practicable, but in any event not later than one business day after notification); and if the Issuers or the Guarantor shall decide to amend or supplement the Registration Statement or the Prospectus as then amended or supplemented, to so advise such Agent promptly by telephone (with confirmation in writing) and to prepare and to cause to be filed with the Commission an amendment or supplement to the Registration Statement or the Prospectus as then amended or supplemented that will correct such statement or omission or effect such compliance; *provided, however,* that if, at any time prior to the expiration of nine months after the Time of Delivery with respect to any Securities, such Agent continues to own Securities purchased from any Issuer by such Agent as principal, such Issuer and the Guarantor shall promptly prepare and deliver to such Agent such an amendment or supplement that will correct such statement or omission; *provided further, however,* that if at any time nine months or more after the Time of Delivery with respect to any Securities, such Agent continues to own Securities purchased from any Issuer by such Agent as principal, such Issuer and the Guarantor, upon such Agent's request but at the sole expense of such Agent, shall prepare and deliver to such Agent as many copies as such Agent shall request of such an amendment or supplement. If all documents, certificates, opinions and letters furnished to the Agents pursuant to Section V(e), (i), (j) and (k) in connection with the preparation and filing of such amendment or supplement are satisfactory in all respects to the Agents, upon the filing with the Commission of such amendment or supplement to the Prospectus or upon the effectiveness of such amendment to the Registration Statement, the Agents will resume the solicitation of offers to purchase Securities hereunder.

(d) To make generally available to its security holders as soon as practicable, but in any event not later than eighteen months after (i) the effective date of the Registration Statement, (ii) the effective date of each post-effective amendment to the Registration Statement, and (iii) the date of each filing by the Guarantor with the Commission of an annual report on Form 20-F that is incorporated by reference in the Registration Statement, an earning statement of the Guarantor and its subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Guarantor, Rule 158).

(e) For a period of three years after the completion of the sale of all the Securities, to furnish to such Agent copies of all reports or other communications of the Guarantor (financial or other) furnished to stockholders, and deliver to such Agent as soon as they are available, copies of any reports and financial statements of such Issuer or the Guarantor furnished to or filed with the Commission or any United States or United Kingdom or other European national securities exchange on which any class of securities of such Issuer or the Guarantor is listed.

(f) That, from the date of any Terms Agreement with such Agent and continuing to and including the related Time of Delivery, not to offer, sell, contract to sell or otherwise dispose of, in each case in the United States, any debt securities of the Issuers or the Guarantor which both mature more than one year after such Time of Delivery and are substantially similar to the Securities, without the prior written consent of such Agent, such consent not to be unreasonably withheld.

(g) That each acceptance by any of the Issuers of an offer to purchase Securities hereunder (including any purchase by such Agent as principal not pursuant to a Terms Agreement), and each execution and delivery by any of the Issuers and the Guarantor of a Terms Agreement with such Agent, and each amendment or supplement of the Registration Statement or the Basic Prospectus by any of the Issuers or the Guarantor, shall be deemed to be an affirmation to such Agent that the representations and warranties of such Issuer and the Guarantor contained in or made pursuant to this Agreement are true and correct as of the date of such acceptance or of such Terms Agreement or of such amendment or supplement, as the case may be, as though made at and as of such date, and an undertaking that such representations and warranties will be true and correct as of the settlement date for the Securities relating to such acceptance or as of the Time of Delivery relating to such sale, as the case may be, as though made at and as of such date (except that such representations and warranties shall be deemed to relate to the Registration Statement and the Prospectus as amended or supplemented to each such date).

(h) That reasonably in advance of each time the Registration Statement or the Prospectus shall be amended or supplemented other than by a prospectus supplement containing only terms of a particular offering of securities and each time any of the Issuers sells Securities to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of an opinion or opinions by Davis Polk & Wardwell, counsel to the Agents, as a condition to the purchase of Securities pursuant to such Terms Agreement, such Issuer and the Guarantor shall furnish to such counsel such papers and information as they may reasonably request to enable them to furnish to such Agent the opinion or opinions referred to in Section VI(d) hereof.

(i) (A) That each time the Registration Statement or Prospectus shall be amended or supplemented other than by a prospectus supplement containing only terms of a particular offering of securities and each time any of the Issuers sells Securities to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of an opinion under this Section V(i)(A) as a condition to the purchase of Securities pursuant to such Terms Agreement, such Issuer and the Guarantor shall furnish or cause to be furnished forthwith to such Agent a written opinion of Sullivan & Cromwell, United States counsel for the Issuers and the Guarantor, or other counsel for the Issuers and the Guarantor satisfactory to such Agent, dated the date of such amendment, supplement, incorporation or Time of Delivery relating to such sale, as the case may be, in form reasonably satisfactory to such Agent, to the effect that such Agent may rely on the opinion of such counsel referred to in Section VI(a) hereof which was last furnished to such Agent to the same extent as though it were dated the date of such letter authorizing reliance (except that in the case of an opinion delivered at a time other than a Time of Delivery or the filing of the Guarantor's annual report on Form 20-F such opinion need cover only the matters referred to in the last paragraph of Section VI(a) and except that the statements in such last opinion shall be deemed to relate to the Registration Statement and Prospectus as amended and supplemented to such date) or, in lieu of such opinion, an opinion of the same tenor as the opinion of such counsel referred to in Section VI(a) hereof but modified to relate to the Registration Statement and the Prospectus as amended and supplemented to such date.

(B) That each time the Registration Statement or the Prospectus shall be amended or supplemented other than by either a prospectus supplement containing only terms of a particular offering of securities and each time any of the Issuers sells Securities to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of an opinion under this Section V(i)(B) as a condition to the purchase of Securities pursuant to such Terms Agreement, such Issuer and the Guarantor shall furnish or cause to be furnished forthwith to such Agent a written opinion of Slaughter and May, English counsel for the Guarantor, or other counsel for the Guarantor satisfactory to such Agent, dated the date of such amendment, supplement, incorporation or Time of Delivery relating to such sale, as the case may be, in form and substance reasonably satisfactory to such Agent, to the effect that such Agent may rely on the opinion of such counsel referred to in Section VI(b) hereof which was last furnished to such Agent to the same extent as though it were dated the date of such letter authorizing reliance (except that the statements in such last opinion shall be deemed to relate to the Registration Statement or the Prospectus as amended and supplemented to such date) or, in lieu of such opinion, an opinion of the same tenor as the opinion of such counsel referred to in Section VI(b) hereof but modified to relate to the Registration Statement and the Prospectus as amended and supplemented to such date.

(C) That each time the Registration Statement or the Prospectus shall be amended or supplemented other than by a prospectus supplement containing only terms of a particular offering of securities and each time the Scottish Issuer sells Securities to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of an opinion under this Section V(i)(C) as a condition to the purchase of Securities pursuant to such Terms Agreement, such Issuer shall furnish or cause to be furnished forthwith to such Agent a written opinion of Morton Fraser, Scottish counsel for the Scottish Issuer and the

Guarantor, or other counsel for the Scottish Issuer and the Guarantor satisfactory to such Agent, dated the date of such amendment, supplement, incorporation or Time of Delivery relating to such sale, as the case may be, in form reasonably satisfactory to such Agent, to the effect that such Agent may rely on the opinion of such counsel referred to in Section VI(c) hereof which was last furnished to such Agent to the same extent as though it were dated the date of such letter authorizing reliance (except that the statements in such last opinion shall be deemed to relate to the Registration Statement or the Prospectus as amended and supplemented to such date) or, in lieu of such opinion, an opinion of the same tenor as the opinion of such counsel referred to in Section VI(c) hereof but modified to relate to the Registration Statement and the Prospectus as amended and supplemented to such date.

(j) That each time the Registration Statement or the Prospectus shall be amended or supplemented to include financial statements or other financial information which are different from the financial statements or other financial information then included in the Registration Statement or the Prospectus, including by the filing of the Guarantor's annual report on Form 20-F or the Guarantor's report on Form 6-K containing consolidated financial statements for the first six months of the Guarantor's then current fiscal year, and each time any of the Issuers sells Securities to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of a letter under this Section V(j) as a condition to the purchase of Securities pursuant to such Terms Agreement, the applicable Issuer and the Guarantor shall cause the independent auditors who have audited the financial statements of such Issuer, the Guarantor and their subsidiaries included in the Registration Statement and the Prospectus forthwith to furnish such Agent a letter, dated the date of such amendment, supplement or Time of Delivery relating to such sale, as the case may be, in form reasonably satisfactory to such Agent, of the same tenor as the letter referred to in Section VI(e) hereof but modified to relate to the Registration Statement and the Prospectus as amended or supplemented to the date of such letter, with such changes as may be necessary to reflect changes in the financial statements and other information derived from the accounting records of such Issuer and the Guarantor, to the extent such financial statements and other information are available as of a date not more than three business days prior to the date of such letter; *provided, however,* that, with respect to any financial information or other matter, such letter may reconfirm as true and correct at such date as though made at and as of such date, rather than repeat, statements with respect to such financial information or other matter made in the letter referred to in Section VI(e) hereof which was last furnished to such Agent.

(k) That each time the Registration Statement or the Prospectus shall be amended or supplemented other than by a prospectus supplement containing only terms of a particular offering of securities and each time any of the Issuers sells Securities to such Agent as principal and the applicable Terms Agreement specifies the delivery of a certificate under this Section V(k) as a condition to the purchase of Securities pursuant to such Terms Agreement, the applicable Issuer and the Guarantor shall furnish or cause to be furnished forthwith to such Agent a certificate or certificates, dated the date of such supplement, amendment or Time of Delivery relating to such sale, as the case may be, in such form and executed by such officers of such Issuer and the Guarantor as shall be reasonably satisfactory to such Agent, to the effect that the statements contained in the certificate or certificates referred to in Section VI(i) hereof which was last furnished to such Agent are true and correct in all material respects at such date as though made at and as of such date (except that such statements shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to such date) or, in lieu of such certificate or certificates, a certificate or certificates of the same tenor as the certificate or certificates referred to in said Section VI(i) but modified to relate to the Registration Statement and the Prospectus as amended and supplemented to such date; each such officer may certify to the best of his or her knowledge.

(l) To offer to any person who has agreed to purchase Securities as the result of an offer to purchase solicited by such Agent the right to refuse to purchase and pay for such Securities if, on the related settlement date fixed pursuant to the Procedures, any condition set forth in Section VI(f), (g), (h) or (k) hereof shall not have been satisfied (it being understood that the judgment of such person with respect to the impracticability or inadvisability of such purchase of Securities shall be substituted, for purposes of this Section V(l), for the respective judgment of an Agent with respect to certain matters referred to in such Sections VI(f) and (h), and that such Agent shall have no duty or obligation whatsoever to exercise the judgment permitted under such Section VI(f) and (h) on behalf of any such person).

(m) Each of the Issuers (as to itself) and the Guarantor (as to each of the Issuers and to itself) covenant and agree with each Agent that the Issuers and the Guarantor will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Issuers' and the Guarantor's counsel and accountants in connection with the issuance of the Securities, the preparation, printing and filing of the Registration Statement, any Preliminary Prospectus, the Prospectus and any Pricing Supplements and all other amendments and supplements thereto, and the mailing and delivering of copies thereof to such Agent; (ii) the reasonable fees, disbursements and expenses of counsel for the Agents in connection with the establishment and updating of the program contemplated hereby, any opinions to be rendered by such counsel hereunder and the transactions contemplated hereunder; (iii) the cost of printing, preparing by word processor or reproducing any Terms Agreement, any Indenture, any Blue Sky and Legal Investment Memoranda and any other documents in connection with the offering, purchase, sale and delivery of the Securities; (iv) all expenses in connection with the qualification of the Securities for offering and sale under state securities laws as provided in Section V(b) hereof, including fees and disbursements of counsel for the Agents in connection with such qualification and in connection with the Blue Sky and legal investment surveys; (v) any fees charged by securities rating services for rating the Securities; (vi) the cost of preparing the Securities (including any global Securities); and (vii) the reasonable fees and expenses of the Trustee and any agent of the Trustee and any transfer or paying agent of the Issuers or of the Guarantor and the reasonable fees and disbursements of counsel for the Trustee and any such agent in connection with the Indentures and the Securities. Except as provided in Sections VII and VIII hereof, each Agent shall pay all other expenses it incurs.

VI.

The obligation of any Agent, as agent of each of the Issuers and the Guarantor, at any time ("Solicitation Time") to solicit offers to purchase the Securities and the obligation of any Agent to purchase Securities as principal, pursuant to any Terms Agreement or otherwise, shall in each case be subject, in such Agent's discretion, to the condition that all representations and warranties and other statements of the applicable Issuer and the Guarantor herein (and, in the case of an obligation of an Agent under a Terms Agreement, in or incorporated in such Terms Agreement by reference) are true and correct at and as of the Commencement Date and any applicable date referred to in Section V(k) hereof that is prior to such Solicitation Time or Time of Delivery, as the case may be, and at and as of such Solicitation Time or Time of Delivery, as the case may be, the condition that prior to such Solicitation Time or Time of Delivery, as the case may be, such Issuer and the Guarantor shall have performed in all material respects all of their respective obligations hereunder theretofore to be performed, and the following additional conditions:

(a) Sullivan & Cromwell, United States counsel for the Issuers and the Guarantor, or other counsel for the Issuers and the Guarantor satisfactory to such Agent, shall have furnished to such Agent their written opinion, dated the Commencement Date and each applicable date referred to in Section V(i)(A) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, in form and substance satisfactory to such Agent, to the effect that:

(i) if applicable, the U.S. Issuer has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware;

(ii) assuming the Scottish Indenture has been duly authorized, executed and delivered by the Scottish Issuer insofar as the laws of Scotland are concerned, the Scottish Indenture has been duly executed and delivered by the Scottish Issuer, and, assuming the Scottish Indenture has been duly authorized, executed and delivered by the Guarantor insofar as the laws of England are concerned, the Scottish Indenture has been duly executed and delivered by the Guarantor, has been duly qualified under the Trust Indenture Act of 1939 and constitutes a valid and legally binding obligation of the Scottish Issuer and the Guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

(iii) the Calculation Agency Agreement, dated as of March 26, 2002 (the "Calculation Agency Agreement") among the Scottish Issuer, the U.S. Issuer, the Guarantor and Citibank, N.A. has been duly authorized, executed and delivered by the U.S. Issuer and, assuming the Calculation Agency Agreement has been duly authorized, executed and delivered by the Scottish Issuer insofar as the laws of Scotland are concerned, the Calculation Agency Agreement has been duly executed and delivered by the Scottish Issuer and, assuming the Calculation Agency Agreement has been duly authorized, executed and delivered by the Guarantor insofar as the laws of England are concerned, the Calculation Agency Agreement has been duly executed and delivered by the Guarantor, and constitutes a valid and legally binding obligation of the U.S.

Issuer, Scottish Issuer and the Guarantor enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

(iv) the Exchange Rate Agency Agreement, dated as of March 26, 2002 (the "Exchange Rate Agency Agreement") among the Scottish Issuer, the U.S. Issuer, the Guarantor and Citibank, N.A. has been duly authorized, executed and delivered by the U.S. Issuer and, assuming the Exchange Rate Agency Agreement has been duly authorized, executed and delivered by the Scottish Issuer insofar as the laws of Scotland are concerned, the Exchange Rate Agency Agreement has been duly executed and delivered by the Scottish Issuer and, assuming the Exchange Rate Agency Agreement has been duly authorized, executed and delivered by the Guarantor insofar as the laws of England are concerned, the Exchange Rate Agency Agreement has been duly executed and delivered by the Guarantor, and constitutes a valid and legally binding obligation of the U.S. Issuer, the Scottish Issuer and the Guarantor enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

(v) the U.S. Indenture has been duly authorized, executed and delivered by the U.S. Issuer and, assuming the U.S. Indenture has been duly authorized, executed and delivered by the Guarantor insofar as the laws of England are concerned, the U.S. Indenture has been duly executed and delivered by the Guarantor, has been duly qualified under the Trust Indenture Act of 1939, and constitutes a valid and legally binding obligation of the U.S. Issuer and the Guarantor enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

(vi) the Securities have been duly authorized by the U.S. Issuer and assuming the Securities have been duly authorized by the Scottish Issuer insofar as the laws of Scotland are concerned, the Securities have been duly authorized by the Scottish Issuer, and when the terms of a particular Security and of its issuance and sale have been duly authorized and established by all necessary corporate action in conformity with the applicable Indenture, and such Security has been duly completed, executed, authenticated and issued in accordance with the applicable Indenture and delivered against payment in accordance with this Agreement, such Security will constitute valid and legally binding obligations of the applicable Issuer, enforceable in accordance with their terms and entitled to the benefits provided by the applicable Indenture and Guarantee, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; when a particular Security has been duly authorized, executed, authenticated, issued and delivered by the Scottish Issuer or the U.S. Issuer, and the Guarantee corresponding to such Security has been duly executed, issued and delivered by the Guarantor, such Guarantee will constitute a valid and legally binding obligation of the Guarantor enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; in rendering such opinion at any time other than pursuant to a Terms Agreement such counsel may assume that at the time of issuance, sale and delivery of each particular Security the authorization of the Securities will not have been modified or rescinded and, with respect to each Security, that such Security and the Guarantee endorsed thereon will conform to the respective forms of the Securities examined by them (such latter assumption may be made even if such opinion is rendered pursuant to a Terms Agreement) and that the Trustee's certificate of authentication of such Note will be manually signed by one of the Trustee's authorized officers; such counsel may also assume that at the time of the issuance, sale and delivery of each particular Security there will not have occurred any change in law affecting the validity, legally binding character or enforceability of such Security or the corresponding Guarantee and that the issuance, sale and delivery of such Security and such Guarantee, all of the terms of such Security and such Guarantee and the performance by the Issuers and the Guarantor of their respective obligations thereunder will comply with applicable law and with each requirement or restriction imposed by any court or governmental body having jurisdiction over the Issuers or the Guarantor and will not result in a default under or a breach of any agreement or instrument then binding upon the Issuers or the Guarantor;

(vii) this Agreement and any applicable Terms Agreement have been duly authorized, executed and delivered by the U.S. Issuer and assuming this Agreement and any applicable Terms Agreement have been duly authorized, executed and delivered by the Scottish Issuer insofar as the laws of Scotland are concerned, have been duly executed and delivered by the Scottish Issuer, and, assuming this Agreement and any applicable Terms Agreement have been duly authorized, executed and delivered by the Guarantor insofar as the laws of England are concerned, have been duly executed and delivered by the Guarantor;

(viii) the execution and delivery by the Issuers and the Guarantor of the Indentures and the Distribution Agreement do not, and the completion, execution and issuance of each particular Security and Guarantee in accordance with the Indentures and the sale by the applicable Issuer of such Security in accordance with this Agreement and any applicable Terms Agreement and the performance by such Issuer and the Guarantor of their respective obligations under the Indentures, the Agreement and any applicable Terms Agreement, the Securities, and the Guarantees will not, in the case of the U.S. Issuer, violate the U.S. Issuer's Certificate of Incorporation or By-laws, or violate any Federal law of the United States, the law of the State of New York or, in the case of the U.S. Issuer, the General Corporation Law of the State of Delaware, applicable to such Issuer or the Guarantor; *provided, however,* that, with respect to this paragraph VI(a)(ix), such counsel need express no opinion with respect to Federal or state securities laws, other anti-fraud laws, fraudulent transfer laws and laws that restrict transactions between United States persons and citizens or residents of certain foreign countries or specifically designated nationals and organizations; *provided, further,* that insofar as performance by each of the Issuers and the Guarantor of their respective obligations under the Indentures, this Agreement, any applicable Terms Agreement, the Securities, and the Guarantees is concerned, such counsel need express no opinion as to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights;

(ix) the applicable Issuer is not an "investment company" or a company "controlled" by an "investment company" required to be registered under the United States Investment Company Act of 1940.

In rendering such opinion, such counsel may state that their opinion is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware and such counsel may (i) note that, as to matters of English law, the Agents have received the opinion of Slaughter and May, English counsel for the Guarantor, rendered pursuant to Section VI(b) and the opinion of Morton Fraser, Scottish counsel to the Scottish Issuer rendered pursuant to Section VI(c); (ii) assume that the Scottish Issuer has been duly incorporated and is an existing company under the laws of Scotland, (iii) assume that the Guarantor has been duly incorporated and is an existing public limited company under the laws of England and Wales; (iv) each Security issued by the Scottish Issuer will be duly executed and delivered in accordance with the laws of Scotland; and (v) assume that the Guarantees have been authorized in accordance with the laws of England and Wales and the Guarantee corresponding to each Security will be duly executed and delivered in accordance with the laws of England and Wales.

Such counsel may also state that, with your approval, they have relied as to certain matters or information obtained from public officials, officers of the Issuers and the Guarantor and other sources believed by them to be responsible, and that they have assumed that the Indentures have been duly authorized, executed and delivered by the Trustee and that the signatures on all documents examined by them are genuine, assumptions which they have not independently verified.

Such counsel shall also state that they have reviewed the Registration Statement, the Basic Prospectus and the Prospectus Supplement and participated in discussions with representatives of the applicable Issuer and the Guarantor and their English and, if applicable, Scottish counsel, representatives of the accountants for the applicable Issuer and the Guarantor and representatives of the Agents and their U.S. counsel; and on the basis of the information that they gained in the course of the performance of such services, considered in the light of their understanding of the applicable law and the experience they have gained through their practice in this field, such counsel shall confirm to the Agents that each part of the Registration Statement, when such part became effective, and the Basic Prospectus, as supplemented by the Prospectus Supplement as of the date of the Prospectus Supplement, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act, the Trust Indenture Act of 1939 and the applicable rules and regulations of the Commission thereunder; and nothing that has come to the attention of such counsel has caused them to believe (a) that any part of the Registration Statement, when such part became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading or that the Basic Prospectus as supplemented by the Prospectus Supplement as of the date of the Prospectus Supplement, contained any untrue statement of material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading or (b) that, in the course of specified procedures performed by them subsequent to the effective date of the Registration Statement, the Basic Prospectus, as supplemented by a Prospectus Supplement, as of the date of such opinion contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Such opinion may state (1) that such counsel do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, Basic Prospectus or the Prospectus Supplement except for those made under the captions "Description of Debt Securities and Guarantees" and "Certain US Federal and UK Tax Considerations —United States Taxation" in the Basic Prospectus and "Description of Notes" and "Plan of Distribution" in the Prospectus Supplement insofar as they relate to the provisions of documents therein described and (2) that they do not express any opinion or belief as to the financial statements or other financial data or as to any statement made by English counsel to the Guarantor with respect to English law or any statement made by the Scottish counsel to the Scottish Issuer with respect to Scottish law, in each case, contained in the Registration Statement, the Basic Prospectus or any Prospectus Supplement, or documents incorporated by reference therein, or as to the statement of the eligibility and qualification of the Trustee under the Indentures under which the Securities are being issued.

(b) Slaughter and May, English counsel for the Guarantor, or other English counsel for the Guarantor satisfactory to such Agent, shall have furnished to such Agent their written opinion, dated the Commencement Date and each applicable date referred to in Section V(i)(B) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, in form and substance satisfactory to such Agent, to the effect that:

(i) the Guarantor is a public limited company duly incorporated under the laws of England and Wales and is a validly existing company;

(ii) the execution and delivery of the Indentures, the Guarantees, this Agreement, the Calculation Agency Agreement, the Exchange Rate Agency Agreement, and any applicable Terms Agreement have been duly authorized by the Guarantor and the Indentures, the Guarantees, this Agreement, and any applicable

Terms Agreement will have been duly executed and delivered by the Guarantor;

(iii) the choice of the laws of the State of New York as the governing law of each Indenture, the Guarantees, this Agreement, the Calculation Agency Agreement, the Exchange Rate Agency Agreement, and any applicable Terms Agreement is a valid choice of law; the validity and binding nature of the obligations contained in each Indenture, the Guarantees, this Agreement, the Calculation Agency Agreement, and any applicable Terms Agreement are expressed to be governed by New York law;

(iv) on the assumption that the Indentures, the Guarantees, this Agreement, the Calculation Agency Agreement, the Exchange Rate Agency Agreement, and any applicable Terms Agreement create valid and binding obligations of the parties under New York law, English law will not prevent any provisions of the Indentures, the Guarantees, this Agreement, the Calculation Agency Agreement, or any applicable Terms Agreement from being valid and binding obligations of the Guarantor;

(v) the execution and delivery by the Guarantor of, and the performance by the Guarantor of its obligations under, the Indentures, the Guarantees, this Agreement, the Calculation Agency Agreement, the Exchange Rate Agency Agreement, and any applicable Terms Agreement will not contravene (i) any law of England and Wales in a manner which would render such performance, insofar as it relates to the Guarantor's payment obligations, unlawful; or (ii) the Memorandum and Articles of Association of the Guarantor;

(vi) there are no required authorizations, approvals or consents of, or registration or filing with, any court, governmental or regulatory authority of or with the United Kingdom required in connection with the execution, delivery and performance of this Agreement, the Calculation Agency Agreement, the Exchange Rate Agency Agreement, any applicable Terms Agreement, the Guarantees, and the Indentures by the Guarantor;

(vii) a final and conclusive judgment against the Guarantor for a definite sum of money entered by any Federal or State court in the United States of America in any suit, action or proceeding arising out of or in connection with either Indenture, the

Guarantees, this Agreement, the Calculation Agency Agreement, the Exchange Rate Agency Agreement, or any applicable Terms Agreement would be enforced by the English courts, without re-examination or re-litigation of the matters adjudicated upon, by the English courts, *provided* that:

(a) the judgment was not obtained by fraud;
(b) the enforcement of the judgment would not be contrary to English public policy;
(c) the judgment was not obtained in proceedings contrary to natural justice;
(d) the judgment is not inconsistent with an English judgment in respect of the same matter;
(e) the judgment is not for multiple damages; and
(f) enforcement proceedings are instituted within six years after the date of the judgment;

(viii) assuming that the submission to the non-exclusive jurisdiction of any Federal or State court in the Borough of Manhattan, The City of New York (the "New York Courts") contained in each Indenture, this Agreement, and any applicable Terms Agreement is valid and binding under New York law, (a) English law will not prevent the same from being valid and binding upon the Guarantor, (b) the Guarantor is not prevented by its Memorandum and Articles of Association or any overriding principles of English law from agreeing to waive any objection, pursuant to the Indentures, this Agreement, or any applicable Terms Agreement to the venue of proceedings in the New York Courts and (c) such waiver is valid and binding under the laws of England and Wales;

(ix) service of process effected in the manner set forth in Section XIII of this Agreement and Section 115 of each Indenture, assuming its validity and effectiveness under New York law, will be effective, insofar as the laws of England and Wales are concerned, to confer valid jurisdiction over the Guarantor;

(x) the Guarantor has the power to submit, and has taken all necessary corporate action to submit, to the jurisdiction of any New York Court, and to appoint Guinness UDV North America, Inc. as its authorized agent for the purposes and to the extent described in Section XIII of this Agreement and in Section 115 of each Indenture; and

(xi) the statements in the "Enforceability of Certain Civil Liabilities", "Description of Debt Securities and Guarantees — Payment of Additional Amounts" and "Certain US Federal and UK Tax Considerations—United Kingdom Taxation" sections of the Prospectus, insofar as they are summaries of tax considerations or refer to statements of law or legal conclusions, in all material respects present fairly the information shown.

In giving such opinion, such counsel may state that such opinion is confined to and given on the basis of English law as currently applied by the English courts and on the basis that it will be governed by and construed and have effect in accordance with English law. Such opinion also may state that nothing therein is to be taken as indicating that the remedy of an order for specific performance or the issue of an injunction would be available in an English court in respect of the obligations arising under either Indenture, the Guarantees, this Agreement, the Calculation Agency Agreement, the Exchange Rate Agency Agreement, or any applicable Terms Agreement in that such remedies are available only at the discretion of the court and are not usually granted where damages would be an adequate remedy. Also in giving such opinion, such counsel may rely upon the opinion or opinions of counsel named in paragraph (a) of this Section VI as to matters of New York and United States federal law.

(c) If applicable, Morton Fraser, Scottish counsel for the Scottish Issuer and the Guarantor, or other counsel for the Scottish Issuer and the Guarantor satisfactory to such Agent, shall have furnished to such Agent their written opinion, dated the Commencement Date and each applicable date referred to in Section V(i)(C) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, in form and substance satisfactory to such Agent, to the effect that:

(i) the Scottish Issuer is a public limited company, duly incorporated, validly existing and registered under the laws of Scotland, and has the full corporate power and authority to execute, deliver and perform its obligations under the Scottish Indenture, the Securities, this Agreement, the Calculation Agency Agreement, the Exchange Rate Agency Agreement, and any applicable Terms Agreement;

(ii) the Scottish Indenture, the Calculation Agency Agreement, and the Exchange Rate Agency Agreement, have been duly authorized, executed and delivered by the Scottish Issuer and, on the assumption that the Scottish Indenture and the Calculation

Agency Agreement create valid and binding obligations of the parties under New York law, Scottish law will not prevent any provision of the Scottish Indenture, the Calculation Agency Agreement, or the Exchange Rate Agency Agreement from being a valid and binding obligation of the Scottish Issuer, subject to all limitations resulting from bankruptcy, insolvency, liquidation, receivership, administration, reorganization of the Scottish Issuer and court schemes, moratoria and similar laws of general application affecting the enforcement of creditors' rights applicable to the Scottish Issuer;

(iii) the Securities have been duly authorized, executed, authenticated and issued and delivered by the Scottish Issuer and, on the assumption that the Securities create valid and binding obligations of the parties thereto under New York law, Scottish law will not prevent any provision of the Securities from being a valid and binding obligation of the Scottish Issuer subject to all limitations resulting from bankruptcy, insolvency, liquidation, receivership, administration and reorganization of the Scottish Issuer and court schemes, moratoria and similar laws of general application affecting the enforcement of creditors' rights applicable to the Scottish Issuer;

(iv) this Agreement and any applicable Terms Agreement have been duly authorized, executed, and delivered by the Scottish Issuer and, on the assumption that this Agreement and any applicable Terms Agreement create valid and binding obligations of the parties hereto under New York law, Scottish law will not prevent any provision of this Agreement or any applicable Terms Agreement from being a valid and binding obligation of the Scottish Issuer subject to all limitations resulting from bankruptcy, insolvency, liquidation, receivership, administration and reorganization of the Scottish Issuer and court schemes, moratoria and similar laws of general application affecting the enforcement of creditors' rights applicable to the Scottish Issuer;

(v) the execution and delivery by the Scottish Issuer of, and the performance by the Scottish Issuer of its obligations under, this Agreement, any applicable Terms Agreement, the Securities, the Calculation Agency Agreement, the Exchange Rate Agency Agreement, and the Indenture will not contravene any provision of Scottish law or the Memorandum and Articles of Association of the Scottish Issuer or any agreement or other instrument binding upon the Scottish Issuer or any of its subsidiaries that, in each case, is material to the Scottish Issuer or any of its subsidiaries, taken as a whole, or any material judgment, order or decree of any governmental body, agency or court having jurisdiction over the Scottish Issuer or any such subsidiary;

(vi) there are no required authorizations, approvals or consents of, or registration or filing with, any governmental or regulatory authority of or with the United Kingdom required in connection with the execution, delivery and performance of the Securities by the Scottish Issuer, or of this Agreement, any applicable Terms Agreement, the Scottish Indenture, the Calculation Agency Agreement, and the Exchange Rate Agency Agreement by the Scottish Issuer;

(vii) the choice of law of the State of New York to govern the Scottish Indenture, the Calculation Agency Agreement, the Exchange Rate Agency Agreement, this Agreement, any applicable Terms Agreement and the Securities is competent in terms of Scottish law and will be recognized and given effect to by the courts in Scotland; the validity and binding nature of the obligations contained in the Scottish Indenture, the Calculation Agency Agreement, the Exchange Rate Agency Agreement, this Agreement, any applicable Terms Agreement and the Securities are governed by New York law;

(viii) a judgement duly obtained in the courts of New York or Federal courts of the United States of America sitting in New York in respect of the Scottish Indenture, the Calculation Agency Agreement, the Exchange Rate Agency Agreement, this Agreement, any applicable Terms Agreement or the Securities will be enforceable in Scotland, *provided* that such judgement:

(a) is based on the exercise of personal jurisdiction by the court issuing the judgement;
(b) is for a debt or an ascertained sum of money;
(c) is final and conclusive;
(d) is not inconsistent with a decree of a Scottish court in respect of the same matter;
(e) is sought to be enforced by properly instituted and served proceedings within five years of the date of such judgement; and is not challengeable on the grounds of:

(1) absence of jurisdiction;
(2) fraud;
(3) public policy;
(4) natural justice;
(5) being a fine or penalty; or
(6) res judicata;

(ix) the submission to the non-exclusive jurisdiction of any Federal or State court in the Borough of Manhattan, The City of New York (the "New York Courts") contained in this Agreement, the Scottish Indenture, and any applicable Terms Agreement is valid under Scottish law, and the Scottish Issuer is not prevented by its Memorandum and Articles of Association or any overriding principles of Scottish law from agreeing to waive any objection, pursuant to this Agreement, the Scottish Indenture, or any applicable Terms Agreement to the venue of proceedings in the New York Courts, and such waiver is valid and binding under the laws of Scotland;

(x) service of process effected in the manner set forth in Section XIII of this Agreement and Section 115 of the Scottish Indenture, assuming its validity and effectiveness under New York law, will be effective, insofar as the laws of Scotland are concerned, to confer valid jurisdiction over the Scottish Issuer;

(xi) the Scottish Issuer has the power to submit, and has taken all necessary corporate action to submit, to the jurisdiction of any New York Court, and to appoint Guinness UDV North America, Inc. as its authorized agent for the purposes and to the extent described in Section XIII of this Agreement and in Section 115 of the Scottish Indenture; and

In rendering such opinion, such counsel may state that they do not express any opinion concerning any law other than the laws operative for the time being in Scotland and that their opinion is based on the laws of Scotland in force on the date thereof and is addressed to the Agents solely for their own benefit in relation to the offering of the Securities and, except with their prior written consent, is not to be transmitted or disclosed to or used or relied upon by any other person or used or relied upon by the Agents or other addresses thereof for any other purpose.

Such opinion may also state that nothing therein is to be taken as indicating that the remedy of a decree of specific implement or the grant of the prayer of a petition for interdict would be available in a Scottish court in respect of the obligations arising under the Scottish Indenture, the Guarantee, this Agreement, or any applicable Terms Agreement in that such remedies are available only at the discretion of the court and are not usually granted where damages would be an adequate remedy. Also in giving such opinion, such counsel may rely upon the opinion or opinions of counsel named in clause (a) of this Section VI to matters of New York and United States federal law.

(d) Davis Polk & Wardwell, counsel to the Agents, shall have furnished to such Agent (i) such opinion or opinions, dated the Commencement Date, covering certain of the matters referred to in subparagraph (ii), (iii), (iv), (v), (vi), and (vii) and the last paragraph of clause (a) of this Section VI, and (ii) if and to the extent requested by such Agent, with respect to each applicable date referred to in Section V(h) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, an opinion or opinions, dated such applicable date, to the effect that such Agent may rely on the opinion or opinions which were last furnished to such Agent pursuant to this Section VI(d) to the same extent as though it or they were dated the date of such letter authorizing reliance (except that the statements in such last opinion or opinions shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to such date) or, in any case, in lieu of such an opinion or opinions, an opinion or opinions of the same tenor as the opinion or opinions referred to in clause (i) but modified to relate to the Registration Statement and the Prospectus as amended and supplemented to such date; and in each case such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters; in giving such opinion, such counsel may rely upon the opinion or opinions of counsel named in paragraph (b) of this Section VI as to matters of English law and of counsel named in paragraph (c) of this Section VI as to matters of Scottish law.

(e) On the Commencement Date and on each applicable date referred to in Section V(j) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, the independent auditors who have audited the financial statements of the Issuers and the Guarantor and their subsidiaries included in the Registration Statement and the Prospectus shall have furnished to such Agent a letter, dated the Commencement Date or such applicable date, as the case may be, in form and substance reasonably satisfactory to such Agent, containing statements and information of the type ordinarily included in accountants' "comfort letters" to agents or underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Prospectus, both as amended or supplemented.

(f) There shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations, of the Guarantor and its subsidiaries, taken as a whole, from that set forth in the Registration Statement and Prospectus, as amended or supplemented, that, in the reasonable judgment of each applicable Agent, is material and adverse and that makes it, in the reasonable judgment of such applicable Agent, after consultation with the applicable Issuer and the Guarantor, impracticable to market the Securities on the terms and in the manner contemplated in the Prospectus and Prospectus Supplement.

(g) There shall not have been any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the applicable Issuer's or the Guarantor's securities by any "nationally recognized statistical rating organization" as such term is defined for purposes of Rule 436(g)(2) under the Securities Act.

(h) There shall not have occurred any of the following: (i) trading generally shall have been suspended or materially limited on or by, as the case may be, any of The New York Stock Exchange, the American Stock Exchange, the National Association of Securities Dealers, Inc., the Chicago Board Options Exchange, the Chicago Mercantile Exchange or the Chicago Board of Trade, (ii) trading of any securities of any of the Issuers or the Guarantor shall have been suspended on any exchange or in any over-the-counter market, (iii) a general moratorium on commercial banking activities in New York shall have been declared by either Federal or New York State authorities or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis that, in the reasonable judgment of the applicable Agent, is material and adverse and, in the case of any of the events specified in clauses (i) through (iv), such event singly or together with any other such event, makes it, in the reasonable judgment of such Agent, after consultation with the Issuers and the Guarantor, impracticable to market the Securities on the terms and in the manner contemplated in the Prospectus as amended or supplemented.

(i) The applicable Issuer or Issuers and the Guarantor shall have furnished or caused to be furnished to such Agent certificates of officers of such Issuer and the Guarantor dated the Commencement Date and each applicable date referred to in Section V(k) hereof that is on or prior to such

Solicitation Time or Time of Delivery, as the case may be, in such form and executed by such officers of such Issuer and the Guarantor as shall be reasonably satisfactory to such Agent, as to the accuracy of the representations and warranties of such Issuer and the Guarantor herein at and as of the Commencement Date or such applicable date, as the case may be, as to the performance in all material respects by such Issuer and the Guarantor of all of their obligations hereunder to be performed at or prior to the Commencement Date or such applicable date, as the case may be, as to the matters set forth in subsection (f) and (g) of this Section VI, and as to such other matters as such Agent may reasonably request.

(j) The applicable Prospectus Supplement shall have been filed with the Commission pursuant to Rule 424 within the applicable time period prescribed for such filing by the rules and regulations under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect.

(k) With respect to the Securities issued by the Scottish Issuer, the Securities and the Guarantees to be delivered shall have been approved for listing on The New York Stock Exchange, Inc. or any other internationally recognized stock exchange that is recognized within the meaning of Section 841 of the United Kingdom Income and Corporation Taxes Act 1988, as amended (or any successor provision thereto).

VII.

Each Issuer and the Guarantor jointly and severally agree to indemnify and hold harmless each Agent and each person, if any, who controls any Agent within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including without limitation the legal fees and other expenses incurred in connection with any suit, action or proceeding on any claim asserted) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectus (as amended or supplemented if the applicable Issuer or the Guarantor shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to the Agents furnished to an Issuer or the Guarantor in writing by any Agent expressly for use therein; *provided, however,* the foregoing indemnity with respect to any untrue statement or omission or alleged untrue statement or omission made in a preliminary prospectus shall not inure to the benefit of any Agent (or any person controlling such Agent) from whom the person asserting any such loss, liability, claim, damage or expense purchased any of the Securities that are the subject thereof if such person was not sent or given a copy of the Prospectus (or the Prospectus as amended or supplemented) (if the applicable Issuer or the Guarantor shall have furnished any amendments or supplements thereto to the Agents), at or prior to the written confirmation of the sale of such Securities to such person and the untrue statement or omission or alleged untrue statement or omission made in such preliminary prospectus was corrected in the Prospectus (or the Prospectus as amended or supplemented).

Each Agent agrees, severally and not jointly, to indemnify and hold harmless each of the Issuers and the Guarantor, their respective directors, their respective officers who sign the Registration Statement and each person, if any, who controls each of the Issuers or the Guarantor within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Issuers and the Guarantor to each Agent, but only with reference to information relating to such Agent furnished to the Issuers or the Guarantor in writing by such Agent expressly for use in the Registration Statement, any preliminary prospectus, the Prospectus, or any amendment or supplement thereto.

In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either of the two preceding paragraphs, such person (hereinafter called the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (hereinafter called the "indemnifying party") in writing (or by facsimile and confirmed in writing) and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, (ii) the indemnifying party has failed within a reasonable time to retain counsel reasonably satisfactory to the indemnified party or (iii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties, and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by Morgan Stanley or, if Morgan Stanley is not an indemnified party and is not reasonably likely to become an indemnified party, by the Agents that are indemnified parties, in the case of parties indemnified pursuant to the second preceding paragraph and by the applicable Issuer or Issuers and the Guarantor in the case of parties indemnified pursuant to the first preceding paragraph. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there shall be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the third sentence of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceedings.

If the indemnification provided for in the first or second paragraph of this Section VII is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the applicable Issuer and the Guarantor, on the one hand, and such Agent, on the other hand, from the offering of the Securities to which such loss, claim, damage, liability or action in respect thereof relates or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the applicable Issuer and the Guarantor, on the one hand, and of such Agent, on the other hand, in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the applicable Issuer and the Guarantor, on the one hand, and such Agent, on the other hand, shall be deemed to be in the same respective proportions as the net proceeds from such offering (before deducting expenses) received by the applicable Issuer and the total discounts and commissions received by such Agent, in respect thereof. The relative fault of the applicable Issuer and the Guarantor, on the one hand, and of such Agent, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Issuer and the Guarantor, on the one hand, or by such Agent, on the other hand, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The applicable Issuer, the Guarantor and each Agent agree that it would not be just and equitable if contribution pursuant to this Section VII were determined by pro rata allocation (even if the Agents were treated as one entity for such purpose) or by any other method or allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section VII, no Agent shall be required to contribute any amount in excess of the amount by which the total price at which the Securities referred to in the preceding paragraph and purchased by it or through it were sold exceeds the amount of any damages that such Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Agents' respective obligations to contribute pursuant to this Section VII are several in proportion to the respective principal amounts of Securities purchased by them or through them to which such loss, claim, damage, liability or action in respect thereof relates, and not joint. The remedies provided for in this Section VII are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

VIII.

Each Agent, in soliciting offers to purchase Securities from the Issuers and in performing the other obligations of such Agent hereunder (other than in respect of any purchase by an Agent as principal, pursuant to a Terms Agreement or otherwise), is acting solely as agent for the applicable Issuer or Issuers and the Guarantor and not as principal. Each Agent will make reasonable efforts to assist each Issuer in obtaining performance by each purchaser whose offer to purchase Securities from such Issuer was solicited by such Agent and has been accepted by such Issuer, but such Agent shall not have any liability to such Issuer or the Guarantor in the event such purchase is not consummated for any reason. If any of the Issuers shall default on its obligation to deliver Securities to a purchaser whose offer it has accepted, such Issuer and the Guarantor shall (i) hold each Agent harmless against any loss, claim or damage arising from or as a result of such default by such Issuer or the Guarantor and (ii) notwithstanding such default, pay to the Agent that solicited such offer any commission to which it would be entitled in connection with such sale.

IX.

The respective indemnities, agreements, representations, warranties and other statements of the Agents, the Issuers and the Guarantor contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement or any applicable Terms Agreement, (ii) any investigation made by or on behalf of any Agent or any person controlling any Agent or by or on behalf of any of the Issuers, the Guarantor, their respective officers or directors or any other person controlling the Issuers or the Guarantor and (iii) acceptance of and payment for any of the Securities.

X.

The provisions of this Agreement authorizing the solicitation of offers to purchase Securities from any of the Issuers may be suspended or terminated at any time by such Issuer and the Guarantor as to any Agent or by any Agent upon the giving of written notice of such suspension or termination to such Agent or such Issuer, as the case may be. In the event of such suspension or termination with respect to any Agent, (x) this Agreement shall remain in full force and effect with respect to any Agent as to which such suspension or termination has not occurred, (y) this Agreement shall remain in full force and effect with respect to the rights and obligations of any party which have previously accrued or which relate to Securities which are already issued, agreed to be issued or the subject of a pending offer at the time of such suspension or termination and (z) in any event, this Agreement shall remain in full force and effect insofar as the fourth paragraph of Section II(a) with respect to solicitations made prior to such suspension or termination, Section V(e), Section V(m), Section VII, Section VIII and Section IX are concerned.

XI.

Except as otherwise specifically provided herein or in the Procedures, all statements, requests, notices and advices hereunder shall be in writing, or by telephone if promptly confirmed in writing, and if to Morgan Stanley shall be sufficient in all respects when delivered or sent by facsimile transmission or registered mail to 1585 Broadway, New York, New York 10036, Attention: Manager, Credit Department (telefax: 212-703-4575) with a copy to 1585 Broadway, New York, New York 10036, Attention: Managing Director, Debt Syndicate (telefax: 212-764-7490); if to Goldman, Sachs & Co., 388 Greenwich Street, New York, New York 10004, Attention: Medium Term Note Department (telefax: 212-816-5831); if to Merrill Lynch, Pierce, Fenner & Smith Incorporated, 250 Vesey Street, World Financial Tower (North Tower), 15th Floor, New York, New York 10281, Attention: Transaction Management Group; if to J.P. Morgan Securities Inc., 270 Park Avenue, New York, New York 10017, Attention: MTN Trading Desk (telefax: 212-834-6081); if to Salomon Smith Barney Inc., 388 Greenwich Street, New York, New York 10013, Attention: Martha Bailey (telefax: 212-816-0949); and if to Diageo Capital plc, Diageo Investment Corporation or Diageo plc, 8 Henrietta Place, London W1G ONB, Attention: Company Secretary (telefax: 011-44-20-7927-4637).

XII.

This Agreement and any Terms Agreement shall be binding upon, and inure solely to the benefit of, the parties hereto or thereto, respectively, and to the extent provided in Section VII and Section VIII hereof, the officers and directors of each of the Issuers and the Guarantor and any person who controls any Agent or any of the Issuers or the Guarantor, and their respective personal representatives, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement or any Terms Agreement. No purchaser of any of the Securities through or from any Agent hereunder shall be deemed a successor or assign by reason merely of such purchase.

XIII.

The Scottish Issuer and the Guarantor have appointed Guinness UDV North America, Inc. as its authorized agent (the "Authorized Agent") upon which process may be served in any action based on this Agreement that may be instituted in any state or federal court in the City, County and State of New York by any Agent or by any person controlling any Agent, and expressly accepts the jurisdiction of any such court in respect of such action. Unless otherwise agreed by the Agents and their counsel, such appointment shall be irrevocable for a period of three years from and after the completion of sale of all the Securities unless and until a successor Authorized Agent shall be appointed and such successor shall accept such appointment for the remainder of such three-year period. Each of the Scottish Issuer and the Guarantor represents to each of the Agents that it has notified the Authorized Agent of such designation and appointment and that Authorized Agent has accepted the same in writing. The Scottish Issuer and the Guarantor will take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment or appointments in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Scottish Issuer or the Guarantor (mailed or delivered as aforesaid) shall be deemed, in every respect, effective service of process upon the Scottish Issuer or the Guarantor. Notwithstanding the foregoing, any action based on this Agreement may be instituted by any Agent against the Scottish Issuer or the Guarantor in any competent court in Scotland or England and Wales.

XIV.

Time shall be of the essence in this Agreement and any Terms Agreement. As used herein, the term "business day" shall mean any day when the office of the Commission in Washington, D.C. is normally open for business and when banking institutions are not generally authorized or required by law or regulation to close in London.

XV.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

XVI.

This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

If the foregoing is in accordance with your understanding, please sign and return to us ten counterparts hereof, whereupon this letter and the acceptance by each of you thereof shall constitute a binding agreement between each of the Issuers and the Guarantor and each of you in accordance with its terms.

Very truly yours,

DIAGEO CAPITAL PLC

By ______________________________
Name:
Title:

DIAGEO INVESTMENT CORPORATION

By ______________________________
Name:
Title:

DIAGEO PLC

By ______________________________
Name:
Title:

The foregoing Agreement is hereby confirmed and accepted as of the date first above written.

MORGAN STANLEY & CO. INCORPORATED

By ______________________________
Name:
Title:

GOLDMAN, SACHS & CO.

____
Name:
Title:

MERRILL LYNCH, PIERCE, FENNER
& SMITH INCORPORATED

By ______________________________
Name:
Title:

J.P. MORGAN SECURITIES INC.

By ______________________________
Name:
Title:

SALOMON SMITH BARNEY INC.

By ______________________________
Name:
Title:

(LN) 21075/388/CLOSING7/revised.mtn.da.wpd

[DIAGEO CAPITAL PLC]
[DIAGEO INVESTMENT CORPORATION]

Up to U.S. [$2,000,000,000]
MEDIUM-TERM NOTES
Guaranteed as to Payment of Principal,
Premium (if any) and Interest by
DIAGEO PLC

TERMS AGREEMENT

Date: ___________

[Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036]

[Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004]

[Merrill Lynch, Pierce, Fenner & Smith
Incorporated
North Tower, 10th Floor
World Financial Center
New York, New York 10281]

[J.P. Morgan Securities Inc.
60 Wall Street
New York, New York 10260-0060]

[Salomon Smith Barney Inc.
390 Greenwich Street
New York, New York 10013]

Ladies and Gentlemen:

[Diageo Capital plc] [Diageo Investment Corporation] (the "Issuer") and Diageo plc (the "Guarantor") propose, subject to the terms and conditions stated herein and in the Distribution Agreement, dated March 26, 2002 (the "Distribution Agreement"), among the Issuer, the Guarantor and the other issuer thereunder on the one hand and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. (the "Agents") on the other, to issue and sell to [purchasers] the securities specified in the Schedule hereto (the "Purchased Securities"). Each of the provisions of the Distribution Agreement not specifically related to the solicitation by the Agents, as agents of the Issuer and the Guarantor, of offers to purchase Securities is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein, and each capitalized term herein that is not defined herein and is defined in the Distribution Agreement shall have the meaning set forth in the Distribution Agreement. Nothing contained herein or in the Distribution Agreement shall make any party hereto an agent of the Issuer or the Guarantor or make such party subject to the provisions therein relating to the solicitation of offers to purchase securities from the Issuer, solely by virtue of its execution of this Terms Agreement. Each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement, except that each representation and warranty in Section I of the Distribution Agreement which makes reference to the Prospectus shall be deemed to be a representation and warranty as of the date of the Distribution Agreement in relation to the Prospectus (as therein defined), and also a representation and warranty as of the date of this Terms Agreement in relation to the Prospectus as amended and supplemented to relate to the Purchased Securities.

An amendment to the Registration Statement, or a supplement to the Prospectus, as the case may be, relating to the Purchased Securities, in the form heretofore delivered to you is now proposed to be filed with the Commission.

Subject to the terms and conditions set forth herein and in the provisions of the Distribution Agreement incorporated herein by reference, the Issuer agrees to issue and sell to [purchasers], and [each severally] agree[s] to purchase from the Issuer, the Purchased Securities, at the time and place, in the principal amount and (notwithstanding the commission schedule set forth in the Distribution Agreement) at the purchase price set forth in the Schedule hereto.

If the foregoing is in accordance with your understanding, please sign and return to us _______ counterparts hereof, whereupon this letter, including those provisions of the Distribution Agreement incorporated herein by reference, and the acceptance by [each of] you thereof shall constitute a binding agreement between [each of] you and the Issuer and the Guarantor.

[DIAGEO CAPITAL PLC]
[DIAGEO INVESTMENT CORPORATION]

By: ______________________________
Name:
Title:

DIAGEO PLC

By: ______________________________
Name:
Title:

Accepted:

[MORGAN STANLEY & CO. INCORPORATED

By ______________________________
Name:
Title:]

[GOLDMAN, SACHS & CO.

By ______________________________
Name:
Title:]

[MERRILL LYNCH, PIERCE, FENNER
& SMITH INCORPORATED

By ______________________________
Name:
Title:]

[J.P. MORGAN SECURITIES INC.

By ______________________________
Name:
Title:]

[SALOMON SMITH BARNEY INC.

By ______________________________
Name:
Title:]

Issuer of Purchased Securities:

Title of Purchased Securities:

[%] Medium-Term Notes, Due [ ]

Aggregate Principal Amount:

[U.S. $ or units of other specified currency]

[Price to Public:]

Purchase Price by:

[Purchasers and Amounts for Each]

[%] of the principal amount of the Purchased Securities [, plus accrued interest from to] [and accrued amortization if any, from to]

Method of and Specified Funds for Payment of Purchase Price:

[By wire transfer to a bank account specified by the Issuer in immediately available funds]

Indenture:

Time of Delivery:

Closing Location:

Maturity:

Interest Rate:

[If fixed: [%] per annum]

[If floating, state formula]

Interest Payment Dates:

each [months and dates], commencing [date]

Interest Accrual Date:

Settlement:

[book entry] [certified form]

Documents to be Delivered:

The following documents referred to in the Distribution Agreement shall be delivered as a condition to the closing:

[(1) The reliance letter or opinion or opinions of counsel to the Agents referred to in Section V(h).]

[(2) The reliance letter or opinion of counsel to the Issuers and the Guarantor referred to in Section V(i)(A).]

[(3) The reliance letter or opinion of counsel to the Guarantor referred to in Section V(i)(B).]

[(4) The reliance letter or opinion of counsel to the Scottish Issuer and the Guarantor referred to in Section V(i)(C).]

[(5) The accountants' letter referred to in Section V(j).]

[(6) The officers' certificate or certificates referred to in Section V(k).]

Other Provisions (including Book-Entry Depositary and syndicate provisions, if applicable):

Administrative Procedures

These Procedures relate to the Securities defined in the Distribution Agreement, dated March 26, 2002 (the "**Distribution Agreement**"), among Diageo Capital plc (the "**Scottish Issuer**"), Diageo Investment Corporation (the "**U.S. Issuer**") (each of the Scottish Issuer and the U.S. Issuer being referred to herein as an "**Issuer**" and, together, the "**Issuers**"), Diageo plc (the "**Guarantor**") and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. (together, the "**Agents**"), to which these Procedures are attached as Annex II.

Defined terms used herein and not defined herein shall have the meanings given such terms in the Distribution Agreement, in the Prospectus (as defined in the Distribution Agreement) as amended or supplemented or in the Indentures (as defined in the Distribution Agreement).

The procedures to be followed with respect to the settlement of sales of Securities directly by either of the Issuers to purchasers solicited by an Agent, as agent, are set forth below. The terms and settlement details related to a purchase of Securities by an Agent, as principal, from either of the Issuers will be set forth in a Terms Agreement pursuant to the Distribution Agreement, unless such Issuer, the Guarantor and such Agent otherwise agree as provided in Section II(b) of the Distribution Agreement, in which case the procedures to be followed in respect of the settlement of such sale will be as set forth below. An Agent, in relation to a purchase of a Security by a purchaser solicited by such Agent, is referred to herein as the "**Selling Agent**" and, in relation to a purchase of a Security by such Agent as principal other than pursuant to a Terms Agreement, as the "**Purchasing Agent**".

Each of the Issuers will advise each Agent in writing of those persons with whom such Agent is to communicate regarding offers to purchase Securities and the related settlement details.

Each Security will be represented by a global security in registered form (each a "**Global Security**") or by a certificate issued in definitive registered form (a "**Certificated Security**"). Each Security will be authenticated by the Trustee, pursuant to the terms if the Indentures. Thereafter,

- if the Security is a Global Security in registered form, it will be delivered to the Trustee, as agent for The Depository Trust Company ("DTC"), and recorded, in the book-entry system maintained by DTC (and as so recorded, is referred to herein as a "**Book-Entry Security**"); and

- if the Security is a Certificated Security, it will be delivered to a person designated by an Agent, as set forth in the applicable Pricing Supplement.

An owner of a Book-Entry Security will not be entitled to receive a certificate representing such a Security, except as provided in the Indentures.

Each Global Security of the Scottish Issuer shall be listed by the Scottish Issuer on The New York Stock Exchange (the "**NYSE**") or any other internationally recognized stock exchange that is recognized within the meaning of Section 841 of the United Kingdom Income and Corporation Taxes Act 1988, as amended (or any successor provision thereto). The Scottish Issuer has executed and delivered an application to list the Securities on the NYSE and such application has been approved by the NYSE, subject to the condition that the Securities represented by each Global Security must meet the NYSE's listing requirements, including a minimum principal amount requirement, which, as of the date of the Distribution Agreement is U.S. $5,000,000. The procedures for effecting the listing of each Global Securities are described below.

Part I hereof contains procedures applicable to both Certificated Securities and Book-Entry Securities. Certificated Securities will be issued in accordance with the further procedures set forth in Part II hereof, and Book-Entry Securities will be issued in accordance with the further procedures set forth in Part III hereof.

I. Procedures Generally Applicable

Posting Rates by Issuer:

Each of the Issuers and the Agents will discuss from time to time the rates of interest per annum to be borne by and the maturity of Securities that may be sold as a result of the solicitation of offers by an Agent. Each of the Issuers may establish a fixed set of interest rates and maturities for an offering period ("posting"). If an Issuer decides to change already posted rates, it will promptly advise the Agents to suspend solicitation of offers until the new posted rates have been established with the Agents.

Acceptance of Offers by Issuer:

Subject to Section IV(b) of the Distribution Agreement, each Agent will promptly advise the applicable Issuer by telephone or other appropriate means of all reasonable offers to purchase Securities, other than those rejected by such Agent. Each Agent may, in its discretion reasonably exercised, reject any offer received by it in whole or in part. Each Agent also may make offers to either of the Issuers to purchase Securities as a Purchasing Agent. Each Issuer will have the sole right to accept offers to purchase Securities and may reject any such offer in whole or in part.

The applicable Issuer will promptly notify the Selling Agent or Purchasing Agent, as the case may be, of its acceptance or rejection of an offer to purchase Securities. If such Issuer accepts an offer to purchase Securities, it and the Guarantor will confirm such acceptance in writing to the Selling Agent or Purchasing Agent, as the case may be, and will promptly notify the Trustee and (in the case of an acceptance by the Scottish Issuer that will result in the issuance of a Scottish Book-Entry Security) the Book-Entry Depositary, with written confirmation following thereafter.

Communication of Sale Information to Issuer by Selling Agent:

After the acceptance of an offer by either of the Issuers and the Guarantor, the Selling Agent or Purchasing Agent, as the case may be, will communicate the following details of the terms of such offer (the "Sale Information") to such Issuer by telephone (confirmed in writing) or by facsimile transmission or other acceptable written means:

(1) Principal amount of Securities to be purchased;

(2) If a Fixed Rate Security, the interest rate and the initial Interest Payment Date;

(3) Maturity Date;

(4) Specified Currency and, if the Specified Currency is other than U.S. dollars, the Exchange Rate Agent;

(5) Index Currency, if applicable;

(6) Issue Price;

(7) Selling Agent's commission or Purchasing Agent's discount, as the case may be;

(8) Net proceeds to the Issuer;

(9) Settlement Date;

(10) If a redeemable Security, such of the following as are applicable:

(i) Redemption Commencement Date,

(ii) Initial Redemption Price (% of par),

(iii) Amount (% of par) that the Redemption Price shall decline (but not below par) on each anniversary of the Redemption Commencement Date, and

(iv) Other applicable provisions;

(11) If a Floating Rate Security, such of the following as are applicable:

(i) Base Rate,

(ii) Index Maturity,

(iii) Spread or Spread Multiplier,

(iv) Maximum Rate,

(v) Minimum Rate,

(vi) Initial Interest Rate,

(vii) Interest Reset Dates,

(viii) Calculation Dates,

(ix) Interest Determination Dates,

(x) Interest Payment Dates,

(xi) Regular Record Dates with respect to Securities issued by the U.S. Issuer,

(xii) Calculation Agent, and

(xiii) Reporting Service, Designated LIBOR Telerate Page, Designated CMT Telerate Page or Designated Telerate Maturity Index, if applicable;

(12) If the amount of principal and/or interest payable on a Security will be determined by reference to an index or formula, a full description of such index or formula and all other applicable terms;

(13) If an Original Issue Discount ("OID") Security:

(i) Total Amount of OID,

(ii) Yield to Maturity, and

(iii) Initial Accrual Period OID;

(14) Name, address and taxpayer identification number of the registered owners, if applicable;

(15) Denomination of certificates to be delivered at settlement;

(16) Book-Entry Security or Certificated Security; and

(17) Such other terms as are necessary to complete the applicable terms of the Security.

Preparation of Pricing Supplement by Issuer:

If either of the Issuers accepts an offer to purchase a Security, it will prepare a Pricing Supplement, substantially in the form attached hereto, along with a transmittal letter, as Annex II-A (Annex II-A-1 in respect of Fixed Rate Securities and Annex II-A-2 in respect of Floating Rate Securities). Such Issuer will supply at least one copy of such Pricing Supplement to each applicable Selling Agent or Purchasing Agent, as the case may be, not later than 5:00 p.m., New York City time, on the business day following the date of acceptance of such offer, or if such Issuer and the purchaser agree to settlement on the date of such acceptance, not later than Noon, New York City time, on such date. Such Issuer will arrange to have ten Pricing Supplements filed with the Commission in accordance with the applicable paragraph of Rule 424(b) under the Securities Act.

Delivery of Confirmation and Prospectus to Purchaser by Selling Agent:

The Selling Agent will promptly deliver to the purchaser of a Security a written confirmation of the sale and delivery and payment instructions. In addition, the Selling Agent will deliver to such purchaser or its agent the Prospectus as amended or supplemented (including the Pricing Supplement) in relation to such Security prior to or together with the earlier of the delivery to such purchaser or its agent of (a) the confirmation of sale or (b) the Security.

II. Procedures Applicable to Certificated Securities

Date of Settlement:

All offers solicited by a Selling Agent or made by a Purchasing Agent and accepted by either of the Issuers will be settled on a date (the "Settlement Date") which is the third business day after the date of acceptance of such offer (or the fourth business day thereafter, if on the date of acceptance such acceptance is made after 4:30 p.m., New York City time), unless such Issuer and the purchaser agree to settlement (a) on any other business day after the acceptance of such offer or (b) with respect to an offer accepted by such Issuer prior to 10:00 a.m., New York City time, on the date of such acceptance.

Instruction from Issuer to Trustee for Preparation of Certificated Securities:

After receiving the Sale Information from the Selling Agent or Purchasing Agent, as the case may be, the applicable Issuer will communicate such Sale Information (together with the name of the Selling Agent or Purchasing Agent, as applicable) to the Trustee by telephone (confirmed in writing by such Issuer and the Guarantor) or, in conjunction with the Guarantor, by facsimile transmission or other acceptable written means.

Such Issuer and the Guarantor will instruct the Trustee by facsimile transmission or other acceptable written means to authenticate and deliver the Certificated Securities no later than 2:15 p.m., New York City time, on the Settlement Date. Such instruction will be given by such Issuer and the Guarantor prior to 3:00 p.m., New York City time, on the business day prior to the Settlement Date unless the Settlement Date is the date of acceptance by such Issuer of the offer to purchase Certificated Securities in which case such instruction will be given by such Issuer by 11:00 a.m., New York City time.

Preparation and Delivery of Certificated Securities by Trustee and Receipt of Payment Therefor:

The Trustee will prepare each Certificated Security and appropriate receipts that will serve as the documentary control of the transaction.

In the case of a sale of Certificated Securities to a purchaser solicited by an Agent, the Trustee will, by 2:15 p.m., New York City time, on the Settlement Date, deliver the securities to the Selling Agent for the benefit of the purchaser of such Certificated Securities against delivery by the Selling Agent of a receipt therefor. On the Settlement Date the Selling Agent will deliver payment for such Certificated Securities in immediately available funds to such Issuer in an amount equal to the issue price of the Certificated Securities less the Selling Agent's commission; provided that the Selling Agent reserves the right to withhold payment for which it has not received funds from the purchaser. Such Issuer shall not use any proceeds advanced by a Selling Agent to acquire securities.

In the case of a sale of Certificated Securities to a Purchasing Agent, the Trustee will, by 2:15 p.m., New York City time, on the Settlement Date, deliver the certificated Securities to the Purchasing Agent against delivery of payment for such Certificated Securities in immediately available funds to such Issuer in an amount equal to the issue price of the Certificated Securities less the Purchasing Agent's discount.

Failure of Purchaser to Pay Selling Agent:

If a purchaser (other than a Purchasing Agent) fails to make payment to the Selling Agent for a Certificated Security, the Selling Agent will promptly notify the Trustee and the applicable Issuer thereof by telephone (confirmed in writing) or by facsimile transmission or other acceptable written means. The Selling Agent will immediately return the Certificated Security to the Trustee. Immediately upon receipt of such Certificated Security by the Trustee, such Issuer will return to the Selling Agent an amount equal to the amount previously paid to such Issuer in respect of such Certificated Security. If such failure shall have occurred for any reason other than default by the Selling Agent to perform its obligations hereunder or under the Distribution Agreement, such Issuer will reimburse the Selling Agent on an equitable basis for its loss of the use of funds during the period when they were credited to the account of such Issuer, provided that the Selling Agent promptly notifies such Issuer that such reimbursement is due and provided further that the Selling Agent reimburses such Issuer for any amounts previously paid to the Selling Agent by such Issuer for such loss of use of funds if the Selling Agent is also so reimbursed by such purchaser for such loss of use of funds.

The Trustee will cancel the Certificated Security in respect of which the failure occurred, make appropriate entries in its records and, unless otherwise instructed by such Issuer, destroy the Certificated Security.

III. Procedures Applicable to Book-Entry Securities

In connection with the qualification of the Book-Entry Securities for eligibility in the book-entry system maintained by DTC, the Trustee will perform the custodial, document control and administrative functions described below, in accordance with its respective obligations under a Letter of Representations from the U.S. Issuer and the Trustee to DTC, dated as of March 26, 2002 (the "**U.S. Letter of Representations**") and a Letter of Representations from the Scottish Issuer and the Trustee to DTC, dated as of March 26, 2002 (the "**Scottish Letter of Representations**"), as well as under a Medium-Term Note Certificate Agreement between the Trustee and DTC, dated as of October 31, 1988 (the "**Certificate Agreement**"), and the Trustee's obligations as a participant in DTC, including DTC's Same-Day Funds Settlement System.

Settlement Procedures:

After the acceptance of an offer by either of the Issuers and the Guarantor, the Selling Agent or Purchasing Agent, as the case may be, will communicate promptly, but in no event later than 3:00 p.m. New York City time on the business day following the acceptance of an offer by the applicable Issuer or 10:00 a.m. on the business day prior to the settlement date whichever is earlier, the Sale Information to such Issuer by telephone (confirmed in writing) or by facsimile transmission or other acceptable written means.

A. After receiving the Sale Information from the Selling Agent or Purchasing Agent, the applicable Issuer and the Guarantor will communicate such Sale Information (together with the name of the Selling Agent or Purchasing Agent, as applicable) to the Trustee by facsimile transmission or other acceptable written means. The Trustee will assign a CUSIP number to the Global Security from a list of CUSIP numbers previously delivered to the Trustee by such Issuer representing such Book-Entry Security and then advise such Issuer and the Selling Agent or Purchasing Agent, as the case may be, of such CUSIP number.

B. If applicable, the Scottish Issuer shall file with the Commission a registration statement on Form 8-A, substantially in the form attached hereto, along with a form transmittal letter, as Annex II-B, relating to the Securities represented by such Global Security. The Scottish Issuer shall copy the applicable Agents on such application and on all correspondence with the Commission relating to such registration statement. The parties agree that there shall be no settlement with respect to such Global Security prior to such registration statement becoming effective pursuant to the regulations of the Commission.

In the case of a Global Security issued by the Scottish Issuer, the Scottish Issuer shall send to the NYSE a copy of the Pricing Supplement and the Form 8-A relating to the Securities represented by each Global Security in order to effect the listing of such Securities on the NYSE. The Issuer may also execute and deliver an application to list the Securities represented by such Global Security on another internationally recognized stock exchange that is recognized within the meaning of Section 841 of the United Kingdom Income and Corporation Taxes Act 1988, as amended (or any successor provision thereto). To be eligible for listing on The New York Stock Exchange, the Securities represented by such Global Security must meet such exchange's listing requirements, including a minimum principal amount requirement, which, as of the date of the Distribution Agreement, is U.S.$5,000,000. The Scottish Issuer shall copy the applicable Agents on such application and on all correspondence with the relevant stock exchange relating to such application, including the listing approval by such stock exchange. The parties agree that there shall be no settlement with respect to such Global Security prior to the relevant stock exchange approving such listing subject only to official notice of issuance.

C. The Trustee will enter a pending deposit message through DTC's Participant Terminal System, providing the following settlement information to DTC and DTC shall forward such information to such Agent:

(1) The applicable Sale Information;

(2) CUSIP number of the Global Security representing such Book-Entry Security;

(3) Whether such Global Security will represent any other Book-Entry Security (to the extent known at such time);

(4) Number of participant accounts maintained by DTC on behalf of the Selling Agent or Purchasing Agent, as the case may be;

(5) The interest payment period;

(6) Initial Interest Payment Date for such Book-Entry Security, the number of days by which such date succeeds the record date for DTC's purposes (which, in the case of Floating Rate Securities which reset daily or weekly, shall be the date five calendar days immediately preceding the applicable Interest Payment Date and in the case of all other Book-Entry Securities shall be the Regular Record Date, as defined in the Security) and, if calculable at that time, the amount of interest payable on such Interest Payment Date; and

(7) Whether such Security is an amortizing Security (by an appropriate notation in the comments field of DTC's Participant Terminal System).

The Trustee shall additionally inform DTC as to whether the Book-Entry Security is being submitted to DTC pursuant to the U.S. Letter of Representations (relating to Global Securities issued by the U.S. Issuer) or the Scottish Letter of Representations (relating to Global Securities issued by the Scottish Issuer).

D. The Trustee will complete and authenticate the Global Security previously delivered by such Issuer representing such Book-Entry Security.

E. DTC will credit such Book-Entry Security to the Trustee's participant account at DTC.

F. The Trustee will enter a Same Day Funds Settlement System ("SDFS") deliver order through DTC's Participant Terminal System instructing DTC to (i) debit such Book-Entry Security to the Trustee's participant account and credit such Book-Entry

Security to such Agent's participant account and (ii) debit such Agent's settlement account and credit the Trustee's settlement account for an amount equal to the price of such Book-Entry Security less such Agent's commission. The entry of such a deliver order shall constitute a representation and warranty by the Trustee to DTC that (a) the Global Security representing such Book-Entry Security has been issued and authenticated and (b) the Trustee is holding such Global Security pursuant to the Certificate Agreement.

G. Such Agent will enter an SDFS deliver order through DTC's Participant Terminal System instructing DTC (i) to debit such Book-Entry Security to such Agent's participant account and credit such Book-Entry Security to the participant accounts of the relevant participants with respect to such Book-Entry Security and (ii) to debit the settlement accounts of such relevant participants and credit the settlement account of such Agent for an amount equal to the price of such Book-Entry Security.

H. Transfers of funds in accordance with SDFS deliver orders described in Settlement Procedures "F" and "G" will be settled in accordance with SDFS operating procedures in effect on the settlement date.

I. Upon confirmation of receipt of funds, the Trustee will transfer to the account of such Issuer maintained at the Trustee, New York, New York, or such other account as such Issuer may have previously specified to the Trustee, funds available for immediate use in the amount transferred to the Trustee in accordance with Settlement Procedure "F".

J. Upon request, the Trustee will send to such Issuer a statement setting forth the principal amount of Book-Entry Securities outstanding as of that date under the Indentures.

K. Such Agent will confirm the purchase of such Book-Entry Security to the purchaser either by transmitting to the relevant participants with respect to such Book-Entry Security a confirmation order or orders through DTC's institutional delivery system or by mailing a written confirmation to such purchaser.

L. DTC will at any time, upon request of such Issuer or the Trustee, promptly furnish to the Issuer or the Trustee a list of the names and addresses of the participants for whom DTC has credited Book-Entry Securities.

Date of Settlement:

The receipt by the applicable Issuer of immediately available funds in payment for a Book-Entry Security and the authentication and issuance of the Global Security representing such Book-Entry Security shall constitute "settlement" with respect to such Book-Entry Security. All offers accepted by such Issuer will be settled on the third business day (or the fourth business day if on the date of acceptance such acceptance is made after 4:30 p.m. New York City time) pursuant to the timetable for settlement set forth below unless such Issuer and the purchaser agree to settlement on another day which shall be no earlier than the next business day.

Settlement Procedure Timetable:

For orders of Book-Entry Securities solicited by an Agent, as agent, and accepted by the applicable Issuer for settlement on the first business day after the sale date, Settlement Procedures "A" through "I" set forth above shall be completed as soon as possible but not later than the respective times (New York City time) set forth below:

Settlement Procedure		**Time**
A	12:00 noon	on the sale date
B	2:00 p.m.	on the sale date
C	2:00 p.m.	on the sale date
D	9:00 a.m.	on settlement date
E	10:00 a.m.	on settlement date
F	2:00 p.m.	on settlement date
G-H	4:45 p.m.	on settlement date
I	5:00 p.m.	on settlement date

If a sale is to be settled more than one business day after the sale date, Settlement Procedures "A", "B" and "C" shall be completed as soon as practicable but not later than 2:00 p.m. on the first business day after the sale date. If the initial interest rate for a Floating Rate Book-Entry Security has not been determined at the time that the Selling Agent or Purchasing Agent, as the case may be, communicates the Sale Information to the applicable Issuer, Settlement Procedures "A", "B" and "C" shall be completed as soon as such rate has been determined but no later than 2:00 p.m. on the business day after the sale date. Settlement Procedure "H" is subject to extension in accordance with any extension of fedwire closing deadlines and in the other events specified in the SDFS operating procedures in effect on the settlement date.

If settlement of a Book-Entry Security is rescheduled or canceled, the Trustee, upon obtaining knowledge thereof, will deliver to DTC, through DTC's Participation

Terminal System, a cancellation message to such effect by no later than 2:00 p.m. New York City time on the business day immediately preceding the scheduled settlement date.

Failure to Settle:

If the Trustee fails to enter an SDFS deliver order with respect to a Book-Entry Security pursuant to Settlement Procedure "F", the Trustee may deliver to DTC, through DTC's Participant Terminal System, as soon as practicable a withdrawal message instructing DTC to debit such Book-Entry Security to the Trustee's participant account, provided that the Trustee's participant account contains a principal amount of the Global Security representing such Book-Entry Security that is at least equal to the principal amount to be debited. If a withdrawal message is processed with respect to all the Book-Entry Securities represented by a Global Security, the Trustee will mark such Global Security "canceled", make appropriate entries in the Trustee's records and send such canceled Global Security to the Company. The CUSIP number assigned to such Global Security shall, in accordance with CUSIP Service Bureau procedures, be canceled and not immediately reassigned. If a withdrawal message is processed with respect to one or more, but not all, of the Book-Entry Securities represented by a Global Security, the Trustee will exchange such Global Security for two Global Securities, one of which shall represent such Book-Entry Security or Securities and shall be canceled immediately after issuance and the other of which shall represent the remaining Book-Entry Securities previously represented by the surrendered Global Security and shall bear the CUSIP number of the surrendered Global Security.

If the purchase price for any Book-Entry Security is not timely paid to the participants with respect to such Book-Entry Security by the beneficial purchaser thereof (or a person, including an indirect participant in DTC, acting on behalf of such purchaser), such participants and, in turn, the Agent for such Book-Entry Security may enter deliver orders through DTC's Participant Terminal System debiting such Book-Entry Security to such participant's account and crediting such Book-Entry Security to such Agent's account and then debiting such Book-Entry Security to such Agent's participant account and crediting such Book-Entry Security to the Trustee's participant account and shall notify the applicable Issuer and the Trustee thereof. Thereafter, the Trustee will (i) immediately notify such Issuer of such order and such Issuer shall transfer to such Agent funds available for immediate use in an amount equal to the price of such Book-Entry Security which was credited to the account of such Issuer maintained at the Trustee in accordance with Settlement Procedure "I", and (ii) deliver the withdrawal message and take the related actions described in the preceding paragraph. If such failure shall have occurred for any reason other than default by the applicable Agent to perform its obligations hereunder or under the Distribution Agreement, such Issuer will reimburse such Agent on an equitable basis for the loss of its use of funds during the period when the funds were credited to the account of such Issuer.

Notwithstanding the foregoing, upon any failure to settle with respect to a Book-Entry Security, DTC may take any actions in accordance with its SDFS operating procedures then in effect. In the event of a failure to settle with respect to one or more, but not all, of the Book-Entry Securities to have been represented by a Global Security, the Trustee will provide, in accordance with Settlement Procedure "D", for the authentication and issuance of a Global Security representing the other Book-Entry Securities to have been represented by such Global Security and will make appropriate entries in its records.

The Issuers will, from time to time, furnish the Trustee with a sufficient quantity of Securities.

Pricing Supplement No. Dated
(To Prospectus dated November 30, 2001 and
Prospectus Supplement dated March 26, 2002)

Rule424(b)[(2)]
File No. 333-14100
CUSIP:

Diageo [Capital plc/Investment Corporation]

Medium-Term Notes - Fixed Rate

Principal Amount:	Interest Rate:
Agents Discount or Commission:	Stated Maturity Date:
Nets Proceeds to Issuer:	Issue Date:

Interest Payment Dates:

Redemption:

☐ The Notes cannot be redeemed prior to the Stated Maturity Date,

☐ The Notes may be redeemed prior to the Stated Maturity Date.

Redemption Commencement Date:
Initial Redemption Percentage:
Annual Redemption Percentage Reduction: % until Redemption Percentage is 100% of the principal amount.

Optional Repayment:

☐ The Notes cannot be repaid prior to the Stated Maturity Date

☐ The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes.

Option Repayment Dates:
Repayment Price: %

Currency:
Specified Currency:
Minimum Denominations:

Exchange Rate Agent: Citibank, N.A.

Original Issue Discount: ☐ Yes ☐ No
Total Amount of OID:
Initial Accrual Period:

Yield to Maturity:

Form: ☑ Book-Entry ☐ Certificated

Agent: ☐ [Morgan Stanley & Co. Incorporated]

☐ Other

Agent acting in the capacity as indicated below:
☐ Agent ☐ Principal

If as principal:

☐ The Notes are being offered at varying prices related to prevailing market prices at the time of resale.

☐ The Notes are being offered at a fixed initial public offering price of % of principal amount.

If as Agent:
The Notes are being offered at a fixed initial public offering price of % of Principal Amount.

Trustee: Citibank, N.A.

Other Provisions:

Terms not defined above have the meanings given to such terms in the Prospectus Supplement, dated March 26, 2002.

Pricing Supplement No. Dated
(To Prospectus dated November 30, 2001 and
Prospectus Supplement dated March 26, 2002)

Rule 424(b) [(2)]
File No. 333-14100
CUSIP:

Diageo [Capital plc/Investment Corporation]

Medium-Term Notes - Floating Rate

Principal Amount:
Agent's Discount or Commission:
Net Proceeds to Issuer:

Initial Interest Rate:
Original Issue Date:
Stated Maturity Date:

Calculation Agent: Citibank, N.A.

Calculation Dates:

Interest Rate Basis:

- ☐ CD Rate
- ☐ CMT Rate
- ☐ Commercial Paper Rate
- ☐ EURIBOR
- ☐ Federal Funds Rate
- ☐ LIBOR
- ☐ Prime Rate
- ☐ Treasury Rate
- ☐ Other (see attached)

If LIBOR, Designated LIBOR Page: ☐ LIBOR Reuters, Reuters Page:
☐ LIBOR Moneyline Telerate, Moneyline Telerate Page:

If CMT Rate, Designated CMT Maturity Index:
Designated CMT Moneyline Telerate Page:

Interest Reset Dates:
Interest Reset Period:
Interest Payment Dates:
Index Maturity:
Index Currency:

Spread (+/-)
Spread Multiplier:
Maximum Interest Rate:
Minimum Interest Rate:
Interest Determination Dates:

Redemption:

☐ The Notes cannot be redeemed prior to the Stated Maturity Date.
☐ The Notes may be redeemed prior to Stated Maturity Date.
Redemption Commencement Date:
Initial Redemption Percentage: %
Annual Redemption Percentage Reduction: % until Redemption Percentage is 100% of the Principal Amount.

Repayment:

☐ The Notes cannot be repaid prior to the Stated Maturity Date.
☐ The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes.
Optional Repayment Date(s):
Repayment Price: %

Currency:
Specified Currency:
Minimum Denominations:

Exchange Rate Agent: Citibank, N.A.

Original Issue Discount: ☐ Yes ☐ No
Total Amount of OID:
Initial Accrual Period:

Yield to Maturity:

Form: ☑ Book-Entry ☐ Certificated

Agent: ☐ [Morgan Stanley & Co. Incorporated]

☐ Other

Agent acting in the capacity as indicated below:

☐ Agent ☐ Principal

If as principal:

☐ The Notes are being offered at varying prices related to prevailing market prices at the time of resale.
☐ The Notes are being offered at a fixed initial public offering price of % of principal amount.

If as Agent:
The Notes are being offered at a fixed initial public offering price of % of principal amount.

Trustee: Citibank, N.A.

Other Provisions:

Terms not defined above have the meanings given to such terms in the Prospectus Supplement, dated March 26, 2002.

[Diageo Letterhead]

[date]

By Hand

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Diageo Capital plc - Registration Statement on Form 8-A

Ladies and Gentlemen,

On behalf of Diageo Capital plc, a Scottish public limited company (the "Registrant"), we deliver to you the following documents for filing under Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), for the purpose of registering under the Exchange Act the Registrant's ● Notes due ● (the "Securities"), one manually executed and seven conformed copies of the Registrant's Registration Statement on Form 8-A (the "Registration Statement"), together with all exhibits thereto.

By copy of this letter, one manually executed copy of the Registration Statement together with all exhibits is being filed with The New York Stock Exchange, Inc. on which the Securities are to be listed.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy hereof and returning such copy in the stamped, self-addressed envelope provided herewith.

Very truly yours,

(Enclosures)

cc: Paul M. Dudek
(Securities and Exchange Commission
- Division of Corporation Finance)

Christine Mastroddi
(The New York Stock Exchange)

Richard C. Morrissey
(Sullivan & Cromwell)

David M. Wells
(Davis Polk & Wardwell)

(LN) 21075/388/CLOSING7/revised.admin.wpd

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Diageo Capital plc
(Exact Name of Registrant as Specified in Its Charter)

Scotland	None
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)
Edinburgh Park, 5 Lochside Way, Edinburgh, Scotland	EH12 9DT
(Address of Principal Executive Office)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: No. 333-14100
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
● Notes due ●	The New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

(LN) 21075/388/CLOSING7/revised.admin.wpd

INFORMATION REQUIRED IN REGISTRATION STATEMENT

The Registrant has filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) under the Securities Act of 1933 ("Rule 424(b)") a pricing supplement dated ● (the "Pricing Supplement") and a prospectus supplement dated March 26, 2002 (the "Prospectus Supplement") to a prospectus dated November 30, 2001 (the "Prospectus"), relating to the Securities to be registered hereunder included in the Registrant's Registration Statement on Form F-3 (File No. 333-14100) filed with the Commission on November 16, 2001 and declared effective by the Commission on November 30, 2001. The Registrant incorporates by reference the Prospectus to the extent set forth below.

Item 1. **Description of Registrant's Securities to be Registered.**

Reference is made to the information set forth under the headings "Description of Notes" in the Pricing Supplement and the Prospectus Supplement and "Description of Debt Securities and Guarantees" and "Certain U.S. Federal and U.K. Tax Considerations" in the Prospectus, which information is incorporated herein by reference.

Item 2. **Exhibits.**

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, the following exhibits are being filed with the Commission in connection with this Registration Statement:

(A)		Prospectus, Prospectus Supplement and Pricing Supplement (incorporated herein by reference to the Registrant's filing pursuant to Rule 424(b)).
(B)	1.1	Indenture, among the Registrant, Diageo plc, as Guarantor (the "Guarantor"), and Citibank, N.A., as Trustee, dated as of August 3, 1998 (the "Indenture") (incorporated by reference to Exhibit 1.1 filed in the Registrant's Form 8-A, dated August 3, 1998).
	1.2	Form of Global Security and Guarantees relating thereto (included in Exhibit 1.1 hereof).
	1.3	Officer's Certificate of the Registrant and the Guarantor pursuant to Section 301 of the Indenture setting forth the terms of the Securities.*

* can be incorporated by reference in subsequent Form 8-As

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo Capital plc
(Registrant)

Date: ●

By: ______________________
Name:
Title: [Director/Authorized Signatory]

(LN) 21075/388/CLOSING7/revised.admin.wpd

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page
1.1	Indenture, among the Registrant, Diageo plc, as Guarantor (the "Guarantor"), and Citibank, N.A., as Trustee, dated as of August 3, 1998 (the "Indenture") (incorporated by reference to Exhibit 1.1 filed in Registrant's Form 8-A, dated August 3, 1998).	
1.2	Form of Global Security and Guarantees relating thereto (included in Exhibit 1.1 hereof).	
1.3	Officer's Certificate of the Registrant and the Guarantor pursuant to Section 301 of the Indenture setting forth the terms of the Securities.	

Annex III

Form of Dealer Accession Agreement

[Date]

[Name of Dealer]
[Address]

Re: Diageo Capital plc and Diageo Investment Corporation – Medium-Term Notes Program

Ladies and Gentlemen:

Reference is hereby made to the Distribution Agreement, dated March 26, 2002, among Diageo Capital Plc ("Diageo Capital"), Diageo Investment Corporation ("Diageo Investment", and together with Diageo Capital, the "Issuers"), Diageo plc (the "Guarantor"), on the one hand, and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and Salomon Smith Barney Inc (the "Agents"), on the other, in connection with the issue and sale of the Issuers' Medium-Term Notes due 18 Months to 30 Years from Date of Issue (the "Securities") guaranteed as to payment of principal, premium (if any) and interest by the Guarantor. A copy of the Distribution Agreement has been previously delivered to you and, to the extent applicable, the provisions thereof are incorporated by reference herein and deemed to be part of this Agreement to the same extent as if such provisions had been set forth in full herein.

Also, copies of the following additional documents have been delivered to you:

(1) the [U.S.] [Scottish] Indenture, as amended or supplemented as of the date hereof;

(2) the Prospectus as amended or supplemented as of the date hereof, in such numbers of copies as you have reasonably requested; and

(3) a copy of each of the most recently delivered documents referred to in Section 6 of the Distribution Agreement.

In accordance with Section 2 of the Distribution Agreement we hereby confirm that, with effect from the date hereof, you shall become a party to the Distribution Agreement and shall be entitled to all the rights and the benefits of the Distribution Agreement (including the benefits of any Term Agreement attached thereto) to the same extent and on the same terms as if you were originally appointed as an Agent pursuant to the Distribution Agreement. You agree that, with effect from the date hereof, you shall be subject to all the obligations of an Agent under the Distribution Agreement.

Terms used but not defined herein shall have the meaning assigned to them in the Distribution Agreement.

This Agreement is governed by, and shall be construed in accordance with, New York law.

Please confirm your acceptance of the foregoing by signing this letter and returning it to us, whereupon this letter, including those provisions of the Distribution Agreement incorporated by reference herein, shall constitute a binding agreement between you and Diageo Investment], Diageo Capital and the Guarantor.

[DIAGEO INVESTMENT CORPORATION]

By:______________________________
Name:
Title:

[DIAGEO CAPITAL PLC]

By:______________________________
Name:
Title:

[DIAGEO PLC]

By:______________________________
Name:
Title:

Agreed as of the date first above written:

[Dealer]

By:______________________________

cc: **[Trustee]**

(LN) 21075/388/CLOSING7/annex.3.doc

Form of One-Time Appointment Agreement

[Date]

[Name of Dealer]
[Address]

Re: [Diageo Investment Corporation] [Diageo Capital plc] - • Medium-Term Notes due • (the "Notes")

Ladies and Gentlemen:

Reference is hereby made to the Distribution Agreement, dated March 26, 2002, among Diageo Capital Plc ("Diageo Capital"), Diageo Investment Corporation ("Diageo Investment", and together with Diageo Capital, the "Issuers"), Diageo plc (the "Guarantor"), on the one hand, and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and Salomon Smith Barney Inc (the "Appointed Agents"), on the other, in connection with the issue and sale of the Issuers' Medium-Term Notes due 18 Months to 30 Years from Date of Issue (the "Securities") guaranteed as to payment of principal, premium (if any) and interest by the Guarantor. For purposes of this Agreement, the Securities include the Notes. A copy of the Distribution Agreement has been previously delivered to you and, to the extent applicable, the provisions thereof are incorporated by reference herein and deemed to be part of this Agreement to the same extent as if such provisions had been set forth in full herein.

Also, copies of the following additional documents have been delivered to you:

(1) the [U.S.] [Scottish] Indenture, as amended or supplemented as of the date hereof;

(2) the Prospectus as amended or supplemented as of the date hereof, in such numbers of copies as you have reasonably requested; and

(3) a copy of each of the most recently delivered documents referred to in Section 6 of the Distribution Agreement.

In accordance with Section 2 of the Distribution Agreement we hereby confirm that, solely for the purpose of offering and selling the Notes, you are hereby entitled to all the rights and the benefits of the Distribution Agreement (including the benefits of any Term Agreement attached thereto) to the same extent and on the same terms as if you were an Appointed Agent pursuant to the Distribution Agreement. You agree that you shall be subject to all the obligations that an Appointed Agent would have under the Distribution Agreement for purposes of the offer and sale of the Notes.

Terms used but not defined herein shall have the meaning assigned to them in the Distribution Agreement.

This Agreement is governed by, and shall be construed in accordance with, New York law.

Please confirm your acceptance of the foregoing by signing this letter and returning it to us, whereupon this letter, including those provisions of the Distribution Agreement incorporated by reference herein, shall constitute a binding agreement between you and [Diageo Investment] [Diageo Capital] and the Guarantor.

[DIAGEO INVESTMENT CORPORATION]
[DIAGEO CAPITAL PLC]

By:______________________________
Name:
Title:

[DIAGEO PLC]

By:______________________________
Name:
Title:

Agreed as of the date first above written:

[Dealer]

By:______________________________

cc: **[Trustee]**